P.E. 7-1-04

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



04037597

FORM 6 - K



SEC MAIL
RECEIVED
PROCESSING
JUL 13 2004
WASH, D.C.
155
SECTION

Report Of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2004.

Commission File Number: ~~2-58155~~ 1-7294

KUBOTA CORPORATION

(Translation of registrant's name into English)



PROCESSED
JUL 15 2004
THOMSON
FINANCIAL

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F ____X____ Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :_______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes _______ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- _______

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Annual Report 2004

Kubota



Annual Report 2004

Kubota Corporation

Question

Could you describe the chief elements of your new Medium-Term Management Strategy?

Three years ago, we began a management style that placed strong emphasis on medium-term plans. Each of our business divisions drafted a medium-term plan, detailing its main challenges and strategies for overcoming those challenges, and, since then, the divisions have consistently emphasized taking measures in line with their plans. Kubota unified these plans to create its Medium-Term Management Strategy, which describes the strategic objectives of the entire Kubota Group as well as the strategies the Group will take to attain those objectives.

I believe that good business management basically requires that managers continually reevaluate future business prospects, consider what should be done over the medium-to-long term, and steadily take steps to actually do what should be done. In line with this principle, Kubota drafted and implemented its first three-year Medium-Term Management Strategy, which initially caused a little commotion within the Company. Subsequently, however, our continual follow-up and checking processes have fostered increasingly good understanding among employees of the strategy's main concepts and goals, and this understanding has augmented the strategy's effectiveness. We are continuing to fortify our business by acting in line with the strategy's emphasis on future conditions.

Considering our current medium-to-long-term prospects, I believe the three main concepts of our first Medium-Term Management Strategy—reforming our business structure and profit structure, reforming operational systems, and strengthening our financial position—should remain the most important strategic concepts for the Company. Accordingly, the second Medium-Term Management Strategy retains the basic structure of the first version without major changes and calls for sustaining and progressing in efforts related to the original three main concepts, thereby further adapting our operations to current and future trends in our operating environment. The second version of the strategy covers the two fiscal years through March 31, 2006.

Question

Did Kubota attain the performance targets of the previous Medium-Term Management Strategy?

The previous Medium-Term Management Strategy called for considerably boosting revenues and profits, aiming to raise net sales and operating income to ¥1,100.0 billion and ¥65.0 billion, respectively, by fiscal 2004. After the strategy was drafted, however, we modified the targets because of such factors as the shrinkage of public sector demand. The new targets called for net sales and operating income of ¥930.0 billion and ¥55.0 billion, respectively.

In fiscal 2004, we actually recorded ¥930.2 billion in net sales and ¥21.8 billion in operating income. While the operating income target was not reached, the shortfall reflected special factors such as the amortization of pension costs, which boosted those costs ¥43.6 billion compared with those recorded in fiscal 2001, when the first Medium-Term Management Strategy was drafted. Another extraordinary factor was the ¥4.8 billion cost of reorganization, including the business transfer of


Operating Income
(Billions of Yen)
50
40
30
20
10
0
10
8
6
4
2
0
'01
'02
'03
'04
Operating income
Loss from disposal and impairment of businesses and fixed assets
Ratio of operating income to net sales (%)


Medium-Term Financial Targets and Current Projection
(Billions of Yen)

	FY 2005 Projection	FY 2006 Target
Net Sales	915.0	930.0
Operating Income	65.0	75.0



the Building Materials and Housing business. Excluding the effect of these special factors, Kubota did materially attain its goal of greatly improving its profitability. Much of this success is attributable to the expansion of business, particularly in the overseas business of the Internal Combustion Engine and Machinery segment. However, the success also reflects our Companywide reductions of costs and fixed expenses, which are steadily boosting our fundamental profitability.

Question

What are the performance targets of the new Medium-Term Management Strategy?

The new Medium-Term Management Strategy retains the three main concepts of the first version of the strategy, and it seeks to further develop those concepts and thereby create both a business and profit structure supporting profitability and growth. In fiscal 2006, we are aiming to record net sales of ¥930.0 billion, an operating income of ¥75.0 billion, and a ratio of operating income to net sales of 8%.

Question

Has Kubota made much progress regarding the first of the three principal Medium-Term Management Strategy objectives—reforming the Company's business structure and profit structure?

Kubota has divided its businesses into core businesses, such as domestic Internal Combustion Engine and Machinery operations and pipe-related operations; strategic businesses, such as overseas Internal Combustion Engine and Machinery operations and Environmental Engineering operations; and low-profit businesses, such as Building Materials and Housing operations and industrial casting operations. Based on these categorizations, we are proceeding with measures to improve our business and profit structures.

Regarding core and strategic businesses, domestic Internal Combustion Engine and Machinery operations center on farm equipment, and the Company has been able to strengthen its profit base by steadily boosting its farm equipment market share. Overseas, sales of mainstay tractor products in Internal Combustion Engine and Machinery operations rose considerably amid strong demand in the U.S. market. The Company's expansion of local manufacturing capabilities and other measures to augment tractor-related competitiveness resulted in large contributions to Kubota's overall profitability.

In contrast, our core businesses, such as ductile iron pipes, plastic pipes, and other pipe systems, and environmental engineering products and services have been facing deteriorating operating environments due to such factors as shrinking markets, intensifying competition, and soaring raw materials costs. This has greatly depressed the profitability of those businesses. As a result, while the overall profitability of core and strategic businesses is rising, the profit structure has become excessively dependent on Internal Combustion Engine and Machinery operations.

Regarding low-profit businesses, our Building Materials and Housing operations had been unprofitable since fiscal 1998, but we reduced costs and fixed expenses and proceeded with various restructuring measures, such as the business

Reforming the Business Structure

Core Business	Strategic Business	Low-Profit Business
Domestic farm equipment, ductile iron pipes and other pipe systems, and others	Internal combustion engine and machinery, centering on tractors, in overseas markets Environmental engineering	Industrial castings, building materials and housing



transfer of prefabricated housing operations. These steps enabled us to restore the operating profitability of this segment during fiscal 2003. In December 2003, the Company split off and transferred the building materials business to a joint business operation—Kubota Matsushitadenko Exterior Works, Ltd.—established in cooperation with Matsushita Electric Works, Ltd. We have also eliminated the low-profit structure of the industrial casting business, greatly improving its profitability. In addition, in December 2003, we applied for the commencement of civil rehabilitation proceedings for a golf course management subsidiary, which reflects our decision to withdraw from such business. With these measures, we have completed our restructuring programs for low-profit businesses.

Question

Please describe the measures you plan to take to strengthen the profitability of public works related business.

We are making fundamental structural reforms in public works related business, aiming to adapt its structure to changes in the operating environment. We cannot avoid realizing that the shrinkage in public works related markets in recent years has not been a temporary trend but a structural change. To enhance our profitability in this segment, we must undertake truly comprehensive and concerted measures to cut costs, reduce fixed expenses, and boost productivity.

In particular, we have successfully implemented manufacturing reforms in our Internal Combustion Engine and Machinery operations, and we plan to undertake similar reforms in other business segments. We will be reevaluating our production bases and reforming manufacturing methods to greatly increase manufacturing productivity as well as taking a full range of other cost-cutting measures, such as those related to product design, procurement, and distribution.

For example, in ductile iron pipes operations, we have built a more-optimal manufacturing system by clarifying the missions of our principal production bases in the eastern and western regions of Japan. Through this move and such other cost-reduction steps as those to reduce inventories and shorten lead times, we are striving to greatly lower our breakeven point.

Question

What are your growth strategies, and what fields do you plan to grow in?

In Kubota's growth fields, which mostly involve overseas operations, we are emphasizing the concept of "expansion based on core operations." Namely, we are leveraging our strengths in core business fields to develop operations in new and peripheral fields.

A big impetus behind Kubota's growth is overseas Internal Combustion Engine and Machinery operations, which focus on such products as tractors, engines, and mini-excavators. While boosting our sales and market shares for such products, particularly in North America and Europe, we are proactively proceeding with the development of peripheral markets. Regarding business in fields related to tractors, we just entered the U.S. market for four-wheel-drive, multipurpose utility vehicles during the current fiscal year, and our products have already achieved high evaluations from customers.

In Asian markets, which are expected to continue growing, we are moving ahead with business development plans adapted to the conditions in each country. In 1998, we established a subsidiary in China that manufactures and sells combine harvesters and rice transplanters, and this subsidiary has steadily expanded its operations. In December 2003, we established a subsidiary in China to market construction machinery, and this company has smoothly progressed in its initial market development activities. Additionally, also in December 2003, we established a sales company in South Korea to promote greater sales of farm equipment in that region.

Question

Could you summarize your current and prospective situations regarding the second objective—reforming operational systems?

Our strategy for reforming operational systems has had two main objectives—"building autonomous management systems" and "streamlining the head office." Our measures to build autonomous management systems have involved reorganizing business units, shifting general administration functions from the head office to business units, and expanding individual business units' authority and responsibility. Besides proceeding with such reorganization measures, we have also taken various steps to foster the morale of each business unit employee, such as the introduction of bonus payments linked to divisional performance. We are confident that these measures will help accelerate management decision making and implementation while boosting efficiency. Moreover, by clarifying responsibilities, the measures are expected to promote a consciousness of reform among our managers and other employees.

In the future, we will emphasize an autonomous management system strategy that focuses on the creation of management systems and models ideally adapted to the special circumstance of each business unit. In December 2003, we split off our building materials business, which was shifted to a joint business operation with Matsushita Electric Works, Ltd. Although we had finally succeeded in restoring the profitability of our building materials operations, we decided that cooperation with a powerful partner was crucial in light of the need to upgrade profitability despite intensifying competition. We therefore took the bold step of splitting the operations off to obtain that cooperation. This change is just one example of how we are introducing new optimized management systems and models in our various business fields without giving undue deference to existing systems and models. Through these ongoing systemic reforms, we are aiming to achieve large profitability increases.

Another important issue is the strengthening of our corporate governance systems. To further bolster the trust of customers, shareholders, employees, client companies, and all other Kubota stakeholders, we are proactively implementing various corporate governance optimization programs focused on increasing the rigor of internal control systems and the thoroughness of risk management systems. We anticipate that our reforms will further increase management transparency and efficiency.

Question

How have you done so far regarding the third main objective—strengthening your financial position?

Kubota's efforts to strengthen its financial position have focused principally on the reduction of interest-bearing debt. Through the sales of businesses, other proactive business restructuring measures, and moves to lower inventory levels and capital expenditures, we have decreased the interest-bearing debt from ¥372.2 billion at the end of fiscal 2001 to ¥266.7 billion at the end of fiscal 2004. That level is considerably lower than our target of ¥300.0 billion.

To ensure that we maintain the solid financial base needed for business expansion and to flexibly respond to changes in our operating environment, we will continue working to strengthen our financial position, primarily by slimming down our balance sheets and reducing interest-bearing debt. Owing to the recovery of stock prices in Japan and our lump-sum amortization of pension costs, the equity ratio has recovered to more than 30%. We anticipate that maintaining stable profitability will raise the ratio to more than 40%, and this is one of our new objectives.

As in the past, we will flexibly respond to advantageous conditions for repurchasing and retiring our shares, thereby further increasing the efficiency of our shareholders' equity. At the end of fiscal 2004, we had purchased 69 million of our shares, and we have decided to retire those shares at the end of June 2004.



Reducing Consolidated Interest-Bearing Debt
(Billions of Yen)
400
300
200
100
0
'01
'02
'03
'04
Actual
Target

Review of Operations

Internal Combustion Engine and Machinery



Mid-size tractor: M105S

		Billions of Yen				
		2000	2001	2002	2003	**2004**
Net Sales		¥974.6	¥984.8	¥965.8	¥926.1	**¥930.2**
Internal Combustion Engine and Machinery		375.5	416.4	415.1	444.2	**501.5**
Sales by Sector	Farm Equipment and Engines	338.6	375.0	377.0	399.4	**450.7**
	Construction Machinery	36.9	41.4	38.1	44.8	**50.8**
Sales in Japan and Overseas	Japan	208.6	238.4	218.2	225.5	**243.0**
	Overseas	166.9	178.0	196.9	218.7	**258.5**

Sales in Internal Combustion Engine and Machinery totaled ¥501.5 billion, an increase of 12.9% from the prior year, comprising 53.9% of consolidated net sales. Domestic sales were ¥243.0 billion, an increase of 7.7%, and overseas sales were ¥258.5 billion, an increase of 18.3% from the prior year. This segment consists of "farm equipment and engines" and "construction machinery."

Sales of farm equipment and engines were ¥450.7 billion, an increase of 12.9% from the prior year. Domestic sales were ¥219.8 billion, an increase of 7.6%, and overseas sales were ¥231.0 billion, an increase of 18.3% from the prior year. In domestic markets, the Company has aggressively conducted sales promotion campaigns to introduce new models of farm equipment with improved performance and price-competitiveness and thus stimulated the market and


Sales by Sector
(Billions of Yen)
500
400
300
200
100
0
'00 '01 '02 '03 '04
Farm Equipment and Engines
Construction Machinery
Sales by Geographic Segment
(Billions of Yen)
500
400
300
200
100
0
'00 '01 '02 '03 '04
Overseas
Japan



Mini-excavator: KX71-3



Utility vehicle: RTV 900



Zero-turn mower: ZG 23

increased its market share. As a result, sales of farm equipment increased from the prior year. In overseas markets, sales of tractors in North America had a significant increase resulting from sales campaigns, including a "zero-percent promotional interest rate" offered by the Company's retail finance subsidiary, and the introduction of new models, such as full model changes of the L-series tractors. In the Asian market, sales of farm equipment grew favorably, especially in China and South Korea.

Sales of engines increased, owing principally to growing sales to original equipment manufacturers in EU markets as well as in U.S. markets.

Sales of construction machinery were ¥50.8 billion, an increase of 13.4% from the prior year. Domestic sales were ¥23.2 billion, an increase of 8.8%, and overseas sales were ¥27.6 billion, an increase of 17.6% from the prior year. While demand for construction machinery in the Japanese market recovered, the Company made successful marketing efforts aimed at major rental companies and recorded a sales increase. Overseas, while demand in EU markets was recovering and demand in North America was strong, the Company achieved sales increases by introducing new models and executing effective sales campaigns.

Pipes, Valves, and Industrial Castings


Sales by Sector
(Billions of Yen)
250
200
150
100
50
0
'00 '01 '02 '03 '04
Pipes and Valves
Industrial Castings
Sales by Geographic Segment
(Billions of Yen)
250
200
150
100
50
0
'00 '01 '02 '03 '04
Overseas
Japan


Ductile iron pipes


Ductile iron pipes


Ductille tunnel segments

		Billions of Yen				
		2000	2001	2002	2003	**2004**
Net Sales		¥974.6	¥984.8	¥965.8	¥926.1	**¥930.2**
Pipes, Valves, and Industrial Castings		209.1	199.0	184.5	177.2	**175.2**
Sales by Sector	Pipes and Valves	174.8	164.3	151.3	145.6	**143.8**
	Industrial Castings	34.3	34.7	33.2	31.6	**31.4**
Sales in Japan and Overseas	Japan	196.7	187.6	173.4	159.0	**152.5**
	Overseas	12.4	11.4	11.1	18.2	**22.7**

Sales in Pipes, Valves, and Industrial Castings totaled ¥175.2 billion, a decrease of 1.2% from the prior year, comprising 18.8% of consolidated net sales. Domestic sales were ¥152.5 billion, a decrease of 4.1%, and overseas sales were ¥22.7 billion, an increase of 24.6% from the prior year. This segment consists of "pipes and valves" and "industrial castings."

Sales of pipes and valves were ¥143.8 billion, a decrease of 1.2% from the prior year. Domestic sales were ¥130.7 billion, a decrease of 3.6%, and overseas sales were ¥13.1 billion, an increase of 30.1% from the prior year. While domestic sales of ductile iron pipes decreased slightly from the prior year, domestic sales of PVC pipes remained at the same level in spite of a reduction in public works spending and the financial difficulties of local governments. However, sales of spiral-welded steel pipes and valves declined significantly, and thus total domestic sales of this sub-segment decreased. Overseas sales surged as a result of the brisk export of ductile iron pipes to Middle Eastern countries.

Sales of industrial castings were ¥31.4 billion, a decrease of 0.8% from the prior year. Domestic sales were ¥21.8 billion, a decrease of 7.2%, and overseas sales were ¥9.6 billion, an increase of 17.7% from the prior year. Domestic sales declined mainly due to the weak demand for ductile tunnel segments in construction markets, although the demand in steel industries recovered. Overseas sales increased due to the rising demand for reformer tubes in petrochemical industries.

Environmental Engineering


Sales by Sector
(Billions of Yen)
160
120
80
40
0
'00 '01 '02 '03 '04
Environmental Engineering
Sales by Geographic Segment
(Billions of Yen)
160
120
80
40
0
'00 '01 '02 '03 '04
Overseas Japan


Industrial waste processing facility


Intermediate treatment plant


Rotating-type surface melting furnace


Dioxin-decomposition system

		Billions of Yen				
		2000	2001	2002	2003	**2004**
Net Sales		¥974.6	¥984.8	¥965.8	¥926.1	**¥930.2**
Environmental Engineering		148.1	139.5	148.0	136.4	**115.7**
Sales by Sector	Environmental Engineering	148.1	139.5	148.0	136.4	**115.7**
Sales in Japan and Overseas	Japan	146.4	137.2	144.9	134.5	**112.4**
	Overseas	1.7	2.3	3.1	1.9	**3.3**

Sales in Environmental Engineering totaled ¥115.7 billion, a decrease of 15.1% from the prior year, comprising 12.4% of consolidated net sales. Domestic sales were ¥112.4 billion, a decrease of 16.5%, and overseas sales were ¥3.3 billion, an increase of 79.6% from the prior year. This segment consists of environmental control plants and pumps.

Due to prolonged sluggish public works spending and fierce competition, domestic sales fell in the Solid Waste Engineering, Water Environment Engineering, and Pumps divisions. As a result, domestic sales in this segment deteriorated significantly, although sales in the Water and Sewage Engineering division increased due to the high level of orders received in the prior year. Sales in the Solid Waste Engineering division decreased due to a downturn in demand for rebuilding incinerators to prevent dioxin emissions and as a result of the very low number of orders received during the prior fiscal year. On the other hand, overseas sales increased, due to the growing export of pumps to the African and Southeast Asian markets.



Building Materials and Housing



Sales by Sector
(Billions of Yen)
160
120
80
40
0
'00 '01 '02 '03 '04
Building Materials
Housing
Sales by Geographic Segment
(Billions of Yen)
160
120
80
40
0
'00 '01 '02 '03 '04
Overseas
Japan

		Billions of Yen				
		2000	2001	2002	2003	**2004**
Net Sales		¥974.6	¥984.8	¥965.8	¥926.1	**¥930.2**
Building Materials and Housing		124.5	110.3	110.9	64.3	**51.8**
Sales by Sector	Building Materials	64.3	59.1	56.7	57.3	**42.7**
	Housing	60.2	51.2	54.2	7.0	**9.1**
Sales in Japan and Overseas	Japan	124.5	110.3	110.9	64.3	**51.8**
	Overseas	0.0	0.0	0.0	0.0	**0.0**

Sales in Building Materials and Housing were ¥51.8 billion, a decrease of 19.5% from the prior year, comprising 5.6% of consolidated net sales. This segment consists mainly of building materials (roofing materials, siding materials, and septic tanks) and sales of condominiums.

Sales of building materials were ¥42.7 billion, a decrease of 25.5% from the prior year. On December 1, 2003, Matsushita Electric Works, Ltd. (MEW), and the Company established and held a 50% ownership in Kubota Matsushitadenko Exterior Works, Ltd. (hereinafter KMEW), the joint operation entity, into which the Company transferred its roofing and siding materials business. The Company has applied the equity method of accounting to KMEW, due to its 50% ownership in the entity, and has excluded the sales of roofing and siding materials during the period from December 1, 2003, through March 31, 2004, from its consolidated operations. Accordingly, sales of building materials fell sharply. Sales of septic tanks remained at the same level as in the prior year, owing to the focus of marketing efforts on the expansion of market share.

Sales of condominiums were ¥9.1 billion, an increase of 29.7% from the prior year. Sales of condominiums surged from the prior year due to the completion of large orders during the year under review.



Other



Sales by Sector
(Billions of Yen)
120
90
60
30
0
'00 '01 '02 '03 '04
Other
Sales by Geographic Segment
(Billions of Yen)
120
90
60
30
0
'00 '01 '02 '03 '04
Overseas
Japan

		Billions of Yen				
		2000	2001	2002	2003	**2004**
Net Sales		¥974.6	¥984.8	¥965.8	¥926.1	**930.2**
Other		117.4	119.6	107.3	104.0	**86.0**
Sales by Sector	Other	117.4	119.6	107.3	104.0	**86.0**
Sales in Japan and Overseas	Japan	116.6	119.0	105.8	100.9	**83.7**
	Overseas	0.8	0.6	1.5	3.1	**2.3**

Sales in Other were ¥86.0 billion, a decrease of 17.4% from the prior year, comprising 9.3% of consolidated net sales. Domestic sales were ¥83.7 billion, a decrease of 17.1%, and overseas sales were ¥2.3 billion, a decrease of 27.2% from the prior year. This segment consists of vending machines, electronic-equipped machinery, air-conditioning equipment, construction, and other items.

The decrease was mainly due to the sale of a leasing subsidiary—which had sales of ¥13.4 billion in the prior year—at the beginning of the year. Although sales of electronic-equipped machinery increased, due to a recovery in private sector capital expenditures, sales of vending machines decreased, due to increasing price competition. Sales of construction also decreased, mainly due to the reduction in public works spending.

Five-Year Financial Summary

Kubota Corporation and Subsidiaries Years Ended March 31, 2004, 2003, 2002, 2001, and 2000

	Millions of Yen (Except Per Share Information)					Thousands of U.S. Dollars (Except Per Share Information) (Note 1)
	2004	2003	2002	2001	2000	**2004**
For the year						
Net sales	**¥ 930,237**	¥ 926,145	¥ 965,791	¥ 984,767	¥ 974,586	**$8,775,821**
Percentage of previous year	**100.4%**	95.9%	98.1%	101.0%	100.9%	
Cost of sales	**701,727**	695,571	729,863	742,516	738,838	**6,620,066**
Selling, general, and administrative expenses	**199,768**	181,353	188,713	198,569	200,078	**1,884,604**
Loss from disposal and impairment of businesses and fixed assets	**6,893**	19,608	12,791	489	6,499	**65,028**
Operating income	**21,849**	29,613	34,424	43,193	29,171	**206,123**
Cumulative effect of an accounting change	**—**	—	—	(21,559)	—	**—**
Net income (loss):	**11,700**	(8,004)	9,530	9,795	16,428	**110,377**
Percentage of previous year	**—**	—	97.3%	59.6%	108.8%	
Percentage of net sales	**1.3%**	(0.9%)	1.0%	1.0%	1.7%	
Net income (loss) per common share (Yen and U.S. Dollars):						
Basic	**¥8.72**	¥(5.84)	¥6.78	¥6.95	¥11.65	**$0.08**
Diluted	**8.53**	(5.84)	6.67	6.83	11.06	**0.08**
Net income (loss) per 5 common shares (Yen and U.S. Dollars):						
Basic	**¥44**	¥(29)	¥34	¥35	¥58	**$0.42**
Diluted	**43**	(29)	33	34	55	**0.41**
Pro forma amounts assuming accounting change was applied retroactively:						
Net income				¥31,354	¥14,881	
Net income per common share (Yen):						
Basic				¥22	¥11	
Diluted				21	10	
Net income per 5 common shares (Yen):						
Basic				¥111	¥53	
Diluted				104	50	
Cash dividends per common share (Yen and U.S. Dollars):	**¥6**	¥6	¥6	¥6	¥6	**$0.06**
Cash dividends per 5 common shares (Yen and U.S. Dollars):	**¥30**	¥30	¥30	¥30	¥30	**$0.28**
At year-end						
Total assets	**¥1,124,225**	¥1,139,011	¥1,200,117	¥1,290,756	¥1,320,605	**$10,605,896**
Working capital	**266,722**	212,986	221,758	211,892	234,639	**2,516,245**
Long-term debt	**144,845**	155,966	167,850	182,238	233,257	**1,366,462**
Total shareholders' equity	**391,082**	315,443	394,970	434,979	449,647	**3,689,453**
Shareholders' equity per common share outstanding (Yen and U.S. Dollars):	**¥291.81**	¥234.45	¥284.07	¥308.54	¥318.98	**$2.75**
Shareholders' equity per 5 common shares outstanding (Yen and U.S. Dollars):	**¥1,459**	¥1,172	¥1,420	¥1,543	¥1,595	**$13.76**

Notes:
1. The U.S. dollar amounts in this report represent translations of Japanese yen, for convenience only, at the rate of ¥106=US$1. See Note 1 to the consolidated financial statements.
2. The Company has not accounted for a nonmonetary security exchange transaction in accordance with accounting principles generally accepted in the United States of America. See Note 1 to the consolidated financial statements.
3. Per share amounts have been calculated per common share and per 5 common shares since each American Depository Share represents 5 shares of common stock.
4. Pro forma data reflect the effect of an accounting change in retirement and pension costs to account for actuarial gains and losses in accordance with its current policy as described in Note 6 to the consolidated financial statements.
5. Working capital is the amount of total current assets less total current liabilities in the consolidated balance sheets.

Financial Review

General Conditions

During the year ended March 31, 2004, the Japanese economic recovery continued at a gradual pace, supported by a steady growth in private capital expenditure and exports. However, public investment remained weak, resulting in harsh business conditions for the Company. Overseas, in the United States, brisk private consumption continued, housing investment remained favorable, private capital expenditures expanded, and signs of an economic upturn prevailed.

While the domestic market for Internal Combustion Engine and Machinery showed slight improvement, the overseas market, especially the small size tractor market in the United States, was brisk due to increased private consumption and lower interest rates. As for the public works related market, the total amount of orders and order prices remained sluggish due to the reduction of public works spending. The demand for ductile iron pipes, one of the mainstays in the public works related market, showed no signs of increase, although the pace of decrease declined.


Net Sales
(Billions of Yen)
974.6
984.8
965.8
926.1
930.2
'00
'01
'02
'03
'04

Sales

Under such conditions, net sales of the Company during the year under review were ¥930.2 billion ($8,776 million), a 0.4% increase from the prior year. Domestic sales were ¥643.3 billion ($6,069 million), a 6.0% decrease from the prior year, resulting principally from persistently sluggish sales of public works related products, the sale of Kubota Lease Corporation, and the business transfer of the roofing and siding materials operations, which became an affiliated company (the Company has applied the equity method of accounting to the affiliated company). Overseas sales were ¥286.9 billion ($2,707 million), an 18.6% increase from the prior year, mainly due to the strong sales of tractors in North America and brisk export of ductile iron pipes to Middle Eastern countries. As the increase in overseas sales exceeded the decrease in domestic sales, net sales increased. The percentage of overseas sales to net sales was 30.8%, 4.7 percentage points higher than the prior year.

Sales in Internal Combustion Engine and Machinery were ¥501.5 billion ($4,731 million), 12.9% higher than the prior year, comprising 53.9% of consolidated net sales. Sales in Pipes, Valves, and Industrial Castings were ¥175.2 billion ($1,653 million), 1.2% lower than the prior year, comprising 18.8% of consolidated net sales. Sales in Environmental Engineering were ¥115.7 billion ($1,092 million), 15.1% lower than the prior year, comprising 12.4% of consolidated net sales. Sales in Building Materials and Housing were ¥51.8 billion ($489 million), 19.5% lower than the prior year, comprising 5.6% of consolidated net sales. Other sales were ¥86.0 billion ($811 million), 17.4% lower than the prior year, comprising 9.3% of consolidated net sales.

Operating Income

Operating income decreased 26.2% from the prior year, to ¥21.8 billion ($206 million), and as a percentage of net sales decreased to 2.3%, 0.9 percentage point lower than the prior year. The decrease was mainly due to a significant increase in pension costs from the prior year (an increase of ¥43.4 billion) and expenses resulting mainly from the reorganization of the building materials business (¥4.8 billion). As for the increase in pension costs, adversely affected by the unfavorable stock market conditions in Japan, the annual return on plan assets was negative in the prior year. Additionally, the Company reduced the discount rate used in pension plans from 3.0% to 2.5% as of March 31, 2003, resulting in an increase in benefit obligations. Accordingly, the Company amortized a large amount of unrecognized actuarial loss, and pension costs surged in the end. Regarding the expenses from the reorganization of the building materials business, this expense was accompanied by the business transfer of building materials operations.

Operating income or loss in each industry segment (before elimination of intersegment profits and corporate expenses) was as follows: Internal Combustion Engine and Machinery, operating income of ¥54.0 billion ($510 million), a 4.7% decrease; Pipes, Valves, and Industrial Castings, operating loss of ¥5.7 billion ($54 million), as compared to operating income of ¥1.9 billion in the prior year; Environmental Engineering, operating income of ¥0.1 billion ($1 million), a 98.5% decrease; Building

Materials and Housing, operating loss of ¥6.4 billion ($60 million), as compared to operating income of ¥32 million in the prior year; and Other, operating loss of ¥1.4 billion ($13 million), a 91.7% improvement over the prior year.

Profitability in Internal Combustion Engine and Machinery benefited from the brisk sales of lawn mowers, compact and utility tractors in the U.S. market, due to lower interest rates, and strong housing construction, which was consistent with the prior year. However, this benefit was offset by the increase in pension costs and, in the end, operating income declined from the prior year. Profitability in Pipes, Valves, and Industrial Castings benefited from rigorous cost controls and the increased efficiency of the manufacturing process production system. However, these benefits were offset by the surge in the prices of raw materials and the increase in pension costs. In Environmental Engineering, profitability deteriorated because of lower sales to local governments. Building Materials and Housing recorded an operating loss, reflecting various expenses from the reorganization of the building materials business.


Cost of Sales
(Billions of Yen)
738.8
742.5
729.9
695.6
701.7
'00 '01 '02 '03 '04
Cost of sales to net sales (%)

Cost of Sales

The cost of sales increased 0.9% from the prior year, to ¥701.7 billion ($6,620 million). The cost of sales as a percentage of net sales increased 0.3 percentage point, to 75.4%. In spite of a favorable product mix and continuous cost reduction efforts, the increase in pension costs pushed up the ratio.

SG&A Expenses

Selling, general, and administrative (SG&A) expenses increased 10.2% from the prior year, to ¥199.8 billion ($1,885 million). The ratio of SG&A expenses to net sales increased 1.9 percentage points, to 21.5%. The Company continued to reduce SG&A expenses by reducing staff at the corporate headquarters. These efforts were successful and achieved the goal of reduced costs. However, the surge in pension costs resulted in an overall increase in total SG&A expenses.

Loss from Disposal and Impairment of Businesses and Fixed Assets

Loss from disposal and impairment of businesses and fixed assets dropped 64.8%, to ¥6.9 billion ($65 million). This improvement was due to an impairment loss recorded in the prior year related to a golf course owned by a subsidiary.

Other Income (Expenses)

Other income, net, was ¥5.2 billion ($50 million), an increase of ¥28.7 billion from the prior year. The valuation losses on short-term and other investments decreased ¥23.7 billion from the prior year, to ¥1.1 billion ($10 million), and the gain on sales of securities increased by ¥3.2 billion. Interest expense was ¥4.3 billion ($40 million) and has been decreasing over the past five consecutive years due to the reduction of interest-bearing debt.

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, and Equity in Net Income of Affiliated Companies

Due to the factors above, income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies increased 340.2%, to ¥27.1 billion ($256 million).

Income Taxes

Income taxes increased 11.4% from the prior year, to ¥13.7 billion ($129 million). The effective tax rate decreased 149.1 percentage points, to 50.6%. The primary reason for the decrease was the non-deductibility of the impairment loss on the golf course in the prior year. The loss was accounted for without recording a related deferred tax asset because it was uncertain whether the subsidiary would achieve profitability to allow for the utilization of the deferred tax asset in the future. Income tax—current was ¥29.3 billion ($276 million), an increase of ¥7.7 billion, and income tax—deferred (benefit) increased ¥6.3 billion, to ¥15.6 billion ($147 million).

Minority Interests in Earnings of Subsidiaries and Equity in Net Income of Affiliated Companies

Minority interests in earnings of subsidiaries increased ¥0.4 billion, to ¥2.5 billion ($23 million). Equity in net income of affiliated companies increased ¥0.5 billion from the prior year, to ¥0.8 billion ($7 million).


Net Income (Loss)
(Billions of Yen)
16.4
9.8
9.5
-8.0
11.7
'00 '01 '02 '03 '04

Net Income (Loss)

Due to the aforementioned factors, net income was ¥11.7 billion ($110 million), compared with a loss of ¥8.0 billion in the prior year. Return on shareholders' equity improved 5.6 percentage points, to 3.3%, from the prior year.

Income per ADS

Basic net income per ADS (five common shares) was ¥44 ($0.42), as compared to a loss per ADS of ¥29 in the prior year. The number of shares of treasury stock held by the Company was 69.6 million as of March 31, 2004, and these shares were excluded from the calculation of net income per ADS.

Dividends

The Company's basic policy for the allocation of profit is to maintain or raise dividends. To this end, the Company determines the most appropriate use of retained earnings by considering current business operations as well as the future business environment. A year-end cash dividend per ADS at the rate of ¥15 ($0.14) was approved at the general meeting of shareholders, held on June 25, 2004. The Company also paid a ¥15 ($0.14) per ADS interim dividend to each shareholder. Accordingly, the annual cash dividends per ADS were ¥30 ($0.28).

Comprehensive Income

Comprehensive income was ¥85.9 billion ($810 million), ¥142.1 billion improvement from the prior year. This increase was due to the improvement in net income of ¥19.7 billion, an increase in unrealized gains on securities of ¥55.0 billion, and a ¥68.0 billion adjustment to reduce the minimum pension liability from the prior year.

2. FINANCE AND LIQUIDITY MANAGEMENT

Finance and Liquidity Management

The Company's financial policy is to ensure adequate financing and liquidity for its operations and to maintain the strength of its balance sheet. Through cash and cash equivalents, other current assets, cash flows provided by operating activities, and borrowing, the Company is in a position to fully finance the expansion of its business, R&D, and capital expenditures for current and future business projects. The specific methods of obtaining financing available to the Company are borrowing from financial institutions, the securitization of trade notes and accounts receivables, establishing committed lines of credit, and the issuance of commercial papers.

Annual interest rates of short-term borrowings from financial institutions ranged primarily from 0.29% to 1.68% at March 31, 2004. The weighted average interest rate on such short-term borrowings was 0.90%. As for long-term debt, interest rates were primarily fixed and the weighted average interest rate on such long-term debt at March 31, 2004 was 1.4%.

In North America, the Company maintains an accounts receivable securitization program of trade receivables and finance receivables. The Company may sell both trade and finance receivables through independent revolving-period securitization trusts. Accounts receivable sold under the securitization program are excluded from receivables in the accompanying consolidated balance sheet. The Company sold trade receivables, net of loss reserves of ¥1,056 million

($9,962 thousand) at March 31, 2004, totaling ¥69,218 million ($653,000 thousand), during the year ended March 31, 2004. The Company also sold finance receivables, net of loss reserves of ¥479 million ($4,519 thousand) at March 31, 2004, totaling ¥50,338 million ($474,887 thousand), during the year ended March 31, 2004.

Regarding the lines of credit, the Company has established committed lines of credit totaling ¥30.0 billion ($283 million) with some Japanese banks. However, the Company currently does not use these lines as it is focused on the reduction of interest-bearing debt. In the United States, Europe, and Asia, the Company maintains adequate uncommitted lines of credit with financial institutions. The Company also maintains a commercial paper program allowing for the issuance of commercial papers of up to ¥100.0 billion ($943 million).

The Company utilizes Group financing. With Group financing, the Company is centralizing and pursuing the efficiency of cash management domestically through the Kubota Cash Management System, under which the excess or shortage of cash at most of its subsidiaries in Japan is invested or funded, as necessary.

Considering the financing resources mentioned above, the Company believes it will have no difficulty in securing adequate financing resources to fund its operations and investment.

To maintain the strength of its balance sheet and help secure adequate funding resources, the Company is reducing its interest-bearing debt and taking advantage of positive cash flows provided by operations. The Company set a target to reduce its debt to ¥300.0 billion at the end of March 2004. At the end of March 2004, the amount of interest-bearing debt was ¥266.7 billion ($2,516 million), which was under the target. Of the ¥266.7 billion, ¥218.6 billion was borrowings from financial institutions, and the remaining ¥48.1 billion consisted of corporate bonds.

The Company intends to continue further reduction of its interest-bearing debt focusing on debt excluding the effects of reduced cash flow caused by its sales financing program. The Company is providing comprehensive sales financing to support machinery sales in the United States and Japan. The additional debt carried on its books to fund this program is excluded when determining targets. Accordingly, the Company has set a target of reducing debt from ¥183.9 billion to ¥140.0 billion, excluding the debt related to sales financing programs in the United States and Japan by the end of March 2006.

The amount of working capital increased ¥53.7 billion, to ¥266.7 billion ($2,516 million), from the prior year. Additionally, the ratio of current assets to current liabilities jumped 19.9 percentages points, to 164.3%. The Company has kept this ratio at a level of more than 140% for three consecutive years. The ratio in the year under review represents a significant improvement. There is some seasonality to the Company's liquidity and capital resources because a high percentage of the notes and accounts receivable from local governments are collected during April through June every year.

All things considered, the Company believes that it can support its current and anticipated capital and operating expenditures for the foreseeable future.

The currency in which the Company has its debt is mainly Japanese yen. There are no restrictions regarding the manner in which the funds may be used.

Ratings

The Company has obtained a credit rating from Rating and Investment Information, Inc. (R&I), a rating agency in Japan, to facilitate access to funds from the capital market in Japan. The Company's current rating is A+ as of March 2004 and its outlook is stable. The Company's favorable credit rating provides it access to capital markets and investors.

Total Assets
(Billions of Yen)


1,320.6
1,290.8
1,200.1
1,139.0
1,124.2
'00
'01
'02
'03
'04

Capital Expenditures & Depreciation
(Billions of Yen)


39.3
44.1
37.2
43.3
36.3
40.1
35.8
38.5
21.4
27.3
'00
'01
'02
'03
'04
Capital expenditures
Depreciation

Assets

Total assets at fiscal year-end amounted to ¥1,124.2 billion ($10,606 million), ¥14.8 billion less than at the prior year-end. Cash and cash equivalents increased ¥13.9 billion, to ¥81.2 billion ($766 million). Notes and accounts receivable decreased ¥28.3 billion, to ¥392.1 billion ($3,699 million). These fluctuations are due to a decrease in shipments to the Japanese government and other local governments in Japan. Shipments to the government agencies generally occur during the period from January through March, resulting in an increase in receivables. However, at the year-end under review, the total amounts of such shipments were comparatively small. Accordingly, receivables decreased from the prior year.

Inventories decreased ¥8.3 billion, to ¥143.0 billion ($1,349 million) in accordance with the Company's financial policy of streamlining its balance sheet. As a result, inventory turnover was 6.3 times for the year, 0.3 point higher than at the prior year-end. Total current assets were ¥681.4 billion ($6,428 million), a decrease of ¥10.9 billion.

Investments increased ¥69.4 billion, to ¥161.5 billion ($1,523 million), reflecting a ¥73.5 billion rise in unrealized gains on securities.

Property, plant and equipment decreased ¥29.8 billion, to ¥222.7 billion ($2,101 million). Capital expenditures were ¥21.4 billion ($202 million), a decrease of ¥14.4 billion. The Company managed the amount of capital expenditures so that it would not exceed the amount of depreciation and amortization. The amount of depreciation expense was ¥27.3 billion ($257 million), ¥11.2 billion less than the prior year. This decrease was also owing to the sale of the leasing subsidiary, Kubota Lease Corporation, as well as the transfer of fixed assets related to our building materials business.

Other assets were ¥58.6 billion ($553 million), a decrease of ¥43.4 billion. This fluctuation was mainly due to the decrease in deferred tax assets as a result of the increase in unrealized gains on securities.

Liabilities

Total liabilities amounted to ¥717.5 billion ($6,769 million), a decrease of ¥92.8 billion from the prior year-end. Short-term borrowings decreased ¥9.6 billion, to ¥86.0 billion ($811 million), and the current portion of long-term debt decreased ¥40.0 billion, to ¥35.9 billion ($338 million). This decrease was due to the repayment of the bonds.

Trade notes and accounts payable were ¥193.7 billion ($1,827 million), a decrease of ¥12.1 billion. The principal reason for this decrease was the reduction in orders from the Japanese government and other local governments in Japan and the related decrease in inventory purchases. As a result, total current liabilities decreased ¥64.7 billion, to ¥414.7 billion ($3,912 million).

Long-term liabilities decreased ¥28.1 billion, to ¥302.8 billion ($2,857 million). Accrued retirement and pension costs decreased ¥16.1 billion, to ¥143.7 billion ($1,355 million). This decrease reflected the increase in plan assets attributed to higher stock prices.

Minority Interests

Minority interests increased ¥2.4 billion, to ¥15.6 billion ($148 million), due to an increase in the number of subsidiaries that are not 100% owned.

Shareholders' Equity

Total shareholders' equity increased ¥75.6 billion, to ¥391.1 billion ($3,689 million). This increase resulted primarily from a ¥74.2 billion improvement in accumulated other comprehensive income (loss). The ratio of shareholders' equity to total assets improved 7.1 percentage points, to 34.8%. This increase was owing to the growth in shareholders' equity as well as the reduction of interest-bearing debt.


Total Shareholders' Equity
(Billions of Yen)
419.6
435.0
395.0
315.1
391.1
34
34
33
28
35
'00
'01
'02
'03
'04
Shareholder' equity ratio (%)

The increase in accumulated other comprehensive income was mainly due to a ¥37.6 billion minimum pension liability adjustment resulting from the price increase of securities and a ¥43.4 billion increase in unrealized gains of securities, partially offset by the foreign currency translation adjustments.

In order to reduce the number of outstanding shares and create more value for shareholders, the Company commenced a program for the purchase of shares of treasury stock in December 2001. The cumulative amount of purchases at March 31, 2004, ¥24.1 billion, was deducted from shareholders' equity, and the number of shares of treasury stock held as of March 31, 2004 was 69.6 million, or 4.9% of total shares issued. For these purchases, the Company used net cash provided by operating activities. As of June 30, 2004, the Company plans to retire 69.0 million shares of treasury stock.

Next fiscal year, the Company plans to continue the purchase of shares of treasury stock. From June 25, 2004, pursuant to the amendment of our articles of incorporation based on the Commercial Code of Japan, the purchase of shares of treasury stock can be authorized at the Board of Directors' Meetings instead of requiring a shareholders' meeting. Accordingly, the Company will now have more flexibility to purchase and retire shares of treasury stock.

The debt-to-equity ratio* was 68.2%, down 35.6 percentage points from the prior year, due to the reduction of interest-bearing debt in accordance with the Company's financial policy and growth in shareholders' equity due to the factors discussed above.

* Debt-to-equity ratio = interest-bearing debt / shareholders' equity

Contractual Obligations

The following summarizes contractual obligations at March 31, 2004:

	Millions of Yen				
		Payments Due by Period			
Year Ended March 31, 2004	*Total*	*Less than year*	*1-3 years*	*3-5 years*	*More than 5 years*
Contractual obligations:					
Short-term borrowings	¥ 85,999	¥ 85,999	¥ —	¥ —	¥ —
Capital lease obligations	3,790	2,162	1,628	—	—
Long-term debt	176,913	33,696	81,033	40,260	21,924
Deposits from customers	14,980	3,807	—	—	11,173
Operating lease obligations	1,024	392	197	125	310
Commitments for capital expenditures	562	562	—	—	—
Total	¥283,268	¥126,618	¥82,858	¥40,385	¥33,407

	Thousands of U.S. Dollars				
		Payments Due by Period			
Year Ended March 31, 2004	Total	Less than year	1-3 years	3-5 years	More than 5 years
Contractual obligations:					
Short-term borrowings	$ 811,311	$ 811,311	$ —	$ —	$ —
Capital lease obligations	35,755	20,396	15,359	—	—
Long-term debt	1,668,990	317,887	764,462	379,811	206,830
Deposits from customers	141,321	35,915	—	—	105,406
Operating lease obligations	9,660	3,698	1,858	1,179	2,925
Commitments for capital expenditures	5,302	5,302	—	—	—
Total	$2,672,339	$1,194,509	$781,679	$380,990	$315,161

3. CASH FLOWS

Net cash provided by operating activities during the year under review was ¥75.7 billion ($714 million), an increase of ¥11.4 billion from the prior year. The Company recorded net income of ¥11.7 billion, which was relatively low due to the increase in pension costs related to the recognition of unrecognized actuarial losses which did not accompany the use of cash. Moreover, both the sale of its leasing business and the transfer of its building materials business during the year under review resulted in material changes in certain account balances, including depreciation, receivables, and payables. However, such changes did not affect the Company's cash position. The increase in net cash provided by operating activities was mainly due to the favorable performance of business operations, especially in the Internal Combustion Engine and Machinery segment.

Net cash used in investing activities was ¥6.5 billion ($61 million), a decrease of ¥21.1 billion from the prior year. Purchases of fixed assets decreased as a result of restrained capital expenditures and the sale of the leasing business. Increases in proceeds from sales of investments and the proceeds from sale of real estate contributed to the reduction of net cash used in investing activities as compared to the prior year. Moreover, advances to subsidiaries decreased, resulting from the reorganization of the Company's business.

Net cash used in financing activities was ¥55.1 billion ($520 million), an increase of ¥25.1 billion from the prior year. The Company used net cash provided by operating activities for repayment of interest-bearing debt. The Company spent ¥44.5 billion on the net repayment of short-term borrowings and long-term debt and, additionally, the Company spent ¥2.2 billion on purchases of shares of treasury stock.

As a result, including the effect of exchange rate changes, cash and cash equivalents at the end of March 2004 was ¥81.2 billion ($766 million), an increase of ¥13.9 billion from the prior year.

4. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of the consolidated financial statements requires management to make estimates and assumptions on the selection and application of significant accounting policies. The Company reviews these estimates and assumptions periodically. Actual results may differ from estimated results.

The following critical accounting policies that affect financial condition and operations require management to make significant estimates and assumptions:

Inventory Valuation

Completed real estate projects are stated at the lower of acquisition cost or fair value, less estimated costs to sell. The fair values of those assets are estimated based on the appraised values in the market. Land to be developed and projects under development are carried at cost unless those assets are impaired. If carrying amounts of those assets exceed the undiscounted future cash flows expected to be realized from them, those assets are considered impaired and an impairment loss is measured based on the amount by which the carrying value exceeds the fair value of those assets. If the market conditions and demand in the housing business are less favorable than management's projection, additional write-downs may be required.

Impairment of Investments

The Company classifies all its debt securities and marketable equity securities as available for sale. When a decline in the value of the marketable security is deemed to be other than temporary, the Company recognizes an impairment loss to the extent of the decline. In determining if and when such a decline in value is other than temporary, the Company evaluates market conditions, trends of earnings, the extent to which cost exceeds market value, the duration of market declines, the ability and intent to hold the marketable securities, and other key measures. If equity markets decline or operating results of the issuer of the security become worse, additional impairment losses may be required in the future.

Allowance for Doubtful Receivables

The Company evaluates the collectibility of the notes and accounts receivable, with the estimate based on various judgments, including the customers' financial conditions, historical experience, and the current economic circumstances. If the customers' financial conditions or current economic circumstances become worse, additional allowances may be required in the future.

Deferred Tax Assets

The Company recognizes deferred tax assets with a valuation allowance to adjust the carrying amount when it is more likely than not that the deferred tax assets will not be realized. The valuation of deferred tax assets principally depends on the estimation of future taxable income and tax planning strategies. If future taxable income is lower than expected due to a change in economic circumstances and poor operating results, significant adjustments to deferred tax assets may be required.

Impairment of Long-Lived Assets

When events and circumstances indicate that the carrying amount of long-lived assets to be held and used may not be recoverable and the carrying amounts of those assets exceed the undiscounted future cash flows, an impairment loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets. Fair value is determined primarily using anticipated future cash flows discounted at a rate commensurate with the risk involved. If estimates of future cash flows fall below management's projection due to an unexpected change in economic circumstances, additional impairment may be required.

Retirement and Pension Plans

Benefit obligations and periodic benefit cost are valued based on assumptions used by actuaries in calculating such amounts. These assumptions include the discount rate, retirement rate, rate of compensation increase, mortality rate, expected rate of return on plan assets, and other factors. These assumptions are based upon current statistical data and are reviewed every fiscal year. Differences in actual experience or changes in assumptions may affect the benefit obligations and future periodic benefit cost.

The Company recognizes actuarial gains and losses in excess of 20% of the larger of benefit obligations or plan assets in the year subsequent to the year in which such gains and losses were incurred and amortizes actuarial gains and losses between 10% and 20% over the average participants' remaining service period (approximately 15 years). Considerable unrecognized actuarial gains or losses may affect material effect on periodic benefit cost in the next fiscal year.

To determine the discount rate, the Company considers current market interest rates. To reflect declining current market interest rates, the Company reduced the discount rate from 3.0% to 2.5% as of March 31, 2003. In fiscal 2003, this change increased the periodic obligations by approximately ¥21.9 billion. A decrease of 50 basis points in the discount rate would increase the benefit obligations as of March 31, 2004 by approximately ¥23.8 billion ($225 million).

To determine the expected rate of return on plan assets, the Company considers actual returns in the past 5 to 10 years and the current and expected components of plan assets, and it anticipates market trend. Plan assets are managed by asset management companies, trust banks, and insurance companies, and are invested primarily in the fixed income and equity securities of Japanese and foreign issuers. The Company anticipates that investment managers will continue to generate long-term returns of at least 3.5%, based on an asset allocation assumption of 45% on fixed income securities, with an expected rate of return of 1.1%, and 55% on equity securities, with an expected rate of return of 5.5%. The

Company believes that 3.5% is a reasonable long-term rate of return despite an actual return on plan assets in the past 10 years of 2.2%, as significant losses on plan assets were incurred from fiscal 2001 to fiscal 2003, caused by market downturn. A decrease of 50 basis points in the expected rate of return on plan assets would result in an increase of periodic benefit cost in fiscal 2005 of approximately ¥0.5 billion ($5 million).

In June 2001, the Japanese government issued a new law that regulates retirement benefit plans. Under the new law, effective April 1, 2002, the Company can transfer the obligation for the substitutional portion and related plan assets to the government subject to approval by the government. In December 2002, the Company made applications for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion and received approval from the Japanese Ministry of Health, Labour and Welfare on January 30, 2003.

The Company plans to submit another application for the transfer of the substitutional portion related to past services to the Japanese government. After the applications are approved by the government, the remaining benefit obligation of the substitutional portion as well as the related government-specified portion of the plan assets of the contributory defined benefit pension plan will be transferred to the government. The Company will account for the transaction in accordance with EITF No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities." The effect of the transfer on the Company's consolidated financial statements has not yet been determined.

The Board of Corporate Auditors and the Company's senior management had proactive discussions about these critical accounting policies, and they agreed that estimates and assumptions were appropriate in light of the current and expected market conditions, the Company's businesses, and numerous other factors.

5. BUSINESS RISKS

Declines in economic conditions in Kubota's major markets, including private capital expenditure, construction investment, and domestic public investment, may adversely impact the results of operations of the Company.

Industrial and capital goods make up a substantial portion of the Company's products. Accordingly, sales of the Company may be sensitive to declines in general economic conditions, including private sector capital expenditure, construction investment, and domestic public investment. In addition, governmental agricultural policies such as a reduction in rice acreage or change in agricultural basic law may affect domestic sales of agriculture-related products. In overseas markets, especially those of North America and Europe, sales of the Company's products such as utility/compact tractors may also be adversely affected by declines in general economic conditions, including private consumption and residential construction investment.

Fluctuations of foreign exchange rates, including a stronger yen, may reduce the sales and adversely affect the results of operations of the Company.

The Company has overseas sales and manufacturing subsidiaries. The financial results of each overseas subsidiary are consolidated into the results of the parent company after translation into Japanese yen. In addition, the parent company exports products to certain subsidiaries and these transactions are generally denominated in the local currencies of the countries in which the subsidiaries are based. As a result, fluctuations in foreign exchange rates will affect the consolidated financial results.

The Company is subject to the risks of international operations.

In some businesses of the Company, substantial overseas operations are conducted. Accordingly, the Company is subject to a number of risks inherent in doing business in those markets, including the following:

- Unexpected changes in international, or each country's, tax regulations.
- Unexpected legal or regulatory changes in each country.
- Difficulties in retaining qualified personnel.
- Immature technological skills or instability between management and employee unions in developing countries.
- Political instability in those countries.

The major markets with the above risks are markets in the United States, the EU, and Asian countries.

The Company utilizes estimations on some accounts in the consolidated financial statements, which may require additional accruals due to unanticipated changes in the basis of assumptions.

The Company appropriately records its employee benefit obligations, valuation of inventories, valuation allowances for deferred tax assets, probability of collection of notes and accounts receivable, and impairment losses on long-lived assets in the consolidated financial statements. However, these are based on various assumptions about future economic results. If actual results differ from any of these assumptions, unanticipated additional accruals may be required.

Strategic alliances, mergers, acquisitions, and divestitures may not generate successful results as planned.

The Company expects to use strategic alliances, mergers, and acquisitions to seek further growth. The success of these activities depends on such factors as the Company's business environment, the ability of its business counterparts, and whether the Company and its counterparts share common goals. Therefore, the Company is subject to the risk that these activities may not be successful.

The Company may not be able to successfully create new businesses or businesses complementary to the current ones.

As part of its structural renovation, the Company is attempting to cultivate new businesses or businesses that are complementary to the current ones. However, in those markets, there are numerous competitors, and competition will be very harsh. If the Company fails to develop the required personnel or abilities to produce and market appropriate products, these endeavors may not be successful.

Impairment losses on investments in marketable securities may occur as a result of stock market fluctuations.

As of March 31, 2004, the Company owns securities with a fair value of approximately ¥138.8 billion. Most of these securities are equity securities and, accordingly, depending on stock market fluctuations, unrealized losses may occur.

In each of its businesses, Kubota is subject to intensifying competitive pressures. The Company must compete successfully to maintain sales and profits.

The Company is exposed to severe competition in each of its businesses. Unless the Company surpasses other companies in such areas as terms of trade, R&D, and quality, sales and/or net income may decrease in the future.

6. MARKET RISK

Derivatives

To offset currency and interest rate fluctuation risks, the Company uses various types of derivatives, including foreign exchange forward contracts, currency swaps, and interest rate swaps. As a basic policy, the Company conducts its derivatives transactions within the range of its outstanding credit and obligations, and the Company does not engage in speculative derivative transactions. Because the counterparties for derivative transactions are financial institutions with high creditworthiness, the Company does not anticipate any credit losses on such transactions. For more specific details, please refer to Note 12 to the consolidated financial statements.

Countermeasures for the Removal of Government Deposit Guarantees

Effective from April 2002 in Japan, limits were placed on government guarantees of certain short-term deposits held by financial institutions. As a countermeasure, the Company maintains its deposits with a diverse group of financial institutions with high credit ratings. In addition, the Company centralizes its risk management with financial institutions mainly through concentrating cash within the parent company.

7. RESEARCH AND DEVELOPMENT

R&D expense was ¥23.3 billion ($219 million), a decrease of ¥3.1 billion from the prior year, and its ratio to net sales declined 0.35 percentage point, to 2.50%. R&D expenses were primarily related to research in disposition of mixed waste treatment with incinerators, application of the submerged membrane system to large plants, and development of four-wheel vehicles.

8. CAPITAL EXPENDITURES

Capital expenditures amounted to ¥21.4 billion ($202 million), a 40.3% decrease from the prior year. The funding requirements for these capital expenditures were mainly provided by internal operations. The principal capital expenditures as of March 31, 2004, were related to increasing the efficiency of farm equipment production.

9. OUTLOOK FOR THE NEXT FISCAL YEAR

General Conditions

Although the Japanese economy has an opportunity for building sustained growth, public investment will continue to decline, and the appreciation of the yen against the U.S. dollar may have a negative impact on both exports and capital expenditures which have contributed to the recovery of the Japanese economy. Moreover, price increases in raw materials may adversely affect corporate profitability, and there is concern that the U.S. and European economies may slow down. All things considered, the Company expects the difficult economic conditions to continue.

Financial Outlook

Under such conditions, the Company will make every effort to overcome the difficult business environment, continue to work hard towards the vigorous and steady implementation of the new version of the Medium-Term Management Strategy, and establish a business structure and profit structure with stability and growth capability. In the public works related business (Pipes, Valves, and Industrial Castings segment and Environmental Engineering segment), the Company will make rigorous efforts for cost reduction and spending control. At the same time, in the overseas businesses of Internal Combustion Engine and Machinery, which is the driving force for the growth of the Company, the Company will implement expansion strategies by taking such measures as continuous new product introductions and the development of peripheral businesses.

Looking ahead, the Company forecasts consolidated net sales for the year ending March 31, 2005 of ¥915.0 billion, down ¥15.2 billion from the prior year. The anticipated sales decrease is mainly due to the transfer of the building materials operation, which will cause a reduction in sales of approximately ¥33.0 billion. This forecast anticipates net sales for business segments "Internal Combustion Engine and Machinery," "Pipes, Valves, and Industrial Castings," "Environmental Engineering," and "Other" of ¥511.0 billion, ¥165.0 billion, ¥122.0 billion, and ¥117.0 billion, respectively.

The Company also forecasts operating income of ¥65.0 billion, an increase of ¥43.2 billion from the year under review. In the year under review, the pension costs jumped ¥43.4 billion from the prior year, but the Company forecasts that the pension costs for the next fiscal year will return to a normal level (a decrease of approximately ¥44.4 billion from the year ended March 31, 2004).

The Company expects income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies for the next fiscal year to be ¥127.0 billion, a substantial increase of ¥99.9 billion from the prior year. The expected increase is due primarily to the significant improvement in other income, net, as a result of a gain related to the transfer of the substitutional portion of the benefit obligation and related plan assets (approximately ¥57.6 billion) to the government and the reduction in pension costs of ¥44.4 billion. Accordingly, net income is forecast to be ¥90.0 billion, up ¥78.3 billion from the prior year. (These forecasts anticipate an exchange rate of ¥105=US$1.)

In accordance with the previously described basic policy related to the Company's profit allocation to maintain or raise dividends, the Company is considering paying cash dividends per ADS for the next fiscal year of ¥30, including the expected interim cash dividends of ¥15 per ADS.

10. RECENT EVENT

On May 14, 2004, the Company resolved at the Board of Directors Meeting to retire 69.0 million shares of treasury stock on June 30, 2004.

On May 27, 2004, the Company also resolved at the Board of Directors Meeting to establish a joint operation company with C.I. Kasei Company Limited, into which the Company will transfer its PVC pipes business. The new company is expected to be established on April 1, 2005 and be 70%-owned by the Company with the remaining 30% by C.I. Kasei Company, Limited.

SEGMENT INFORMATION

The following segment information for the years ended March 31, 2004 and 2003, which is required under the regulations of the Securities and Exchange Law of Japan, is not consistent with accounting principles generally accepted in the United States of America.

Industry Segments

	Millions of Yen							
Year Ended March 31, 2004	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Building Materials & Housing	Other	Total	Corporate & Eliminations	Consolidated
Net sales:								
Unaffiliated customers	**¥501,551**	**¥175,178**	**¥115,721**	**¥51,823**	**¥ 85,964**	**¥930,237**	**¥ —**	**¥ 930,237**
Intersegment	**32**	**6,923**	**696**	**—**	**19,756**	**27,407**	**(27,407)**	**—**
Total	**501,583**	**182,101**	**116,417**	**51,823**	**105,720**	**957,644**	**(27,407)**	**930,237**
Cost of sales and operating expenses	**447,559**	**187,783**	**116,286**	**58,219**	**107,136**	**916,983**	**(8,595)**	**908,388**
Operating income (loss)	**¥ 54,024**	**¥ (5,682)**	**¥ 131**	**¥(6,396)**	**¥ (1,416)**	**¥ 40,661**	**¥(18,812)**	**¥ 21,849**
Identifiable assets at March 31, 2004	**¥512,885**	**¥204,764**	**¥101,086**	**¥30,576**	**¥ 79,253**	**¥928,564**	**¥195,661**	**¥1,124,225**
Depreciation	**12,713**	**7,440**	**927**	**1,691**	**2,086**	**24,857**	**2,397**	**27,254**
Capital expenditures	**13,096**	**2,504**	**2,711**	**567**	**1,550**	**20,428**	**968**	**21,396**

	Millions of Yen							
Year Ended March 31, 2003	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Building Materials & Housing	Other	Total	Corporate & Eliminations	Consolidated
Net sales:								
Unaffiliated customers	¥444,169	¥177,217	¥136,381	¥64,350	¥104,028	¥ 926,145	¥ —	¥ 926,145
Intersegment	480	7,678	1,053	20	19,983	29,214	(29,214)	—
Total	444,649	184,895	137,434	64,370	124,011	955,359	(29,214)	926,145
Cost of sales and operating expenses	387,953	182,963	128,423	64,338	141,153	904,830	(8,298)	896,532
Operating income (loss)	¥ 56,696	¥ 1,932	¥ 9,011	¥ 32	¥(17,142)	¥ 50,529	¥(20,916)	¥ 29,613
Identifiable assets at March 31, 2003	¥487,841	¥222,708	¥116,136	¥77,515	¥106,027	¥1,010,227	¥128,784	¥1,139,011
Depreciation	13,717	8,032	748	2,820	10,571	35,888	2,606	38,494
Capital expenditures	14,159	5,354	782	1,117	8,582	29,994	5,851	35,845

	Thousands of U.S. Dollars							
Year Ended March 31, 2004	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Building Materials & Housing	Other	Total	Corporate & Eliminations	Consolidated
Net sales:								
Unaffiliated customers	**$4,731,613**	**$1,652,623**	**$1,091,708**	**$488,896**	**$ 810,981**	**$8,775,821**	**$ —**	**$ 8,775,821**
Intersegment	**302**	**65,311**	**6,566**	**—**	**186,377**	**258,556**	**(258,556)**	**—**
Total	**4,731,915**	**1,717,934**	**1,098,274**	**488,896**	**997,358**	**9,034,377**	**(258,556)**	**8,775,821**
Cost of sales and operating expenses	**4,222,255**	**1,771,538**	**1,097,038**	**549,236**	**1,010,716**	**8,650,783**	**(81,085)**	**8,569,698**
Operating income (loss)	**$ 509,660**	**$ (53,604)**	**$ 1,236**	**$(60,340)**	**$ (13,358)**	**$ 383,594**	**$ (177,471)**	**$ 206,123**
Identifiable assets at March 31, 2004	**$4,838,538**	**$1,931,736**	**$ 953,641**	**$288,453**	**$ 747,670**	**$8,760,038**	**$1,845,858**	**$10,605,896**
Depreciation	**119,934**	**70,189**	**8,745**	**15,953**	**19,679**	**234,500**	**22,613**	**257,113**
Capital expenditures	**123,547**	**23,623**	**25,575**	**5,349**	**14,623**	**192,717**	**9,132**	**201,849**

Geographic Segments

Year Ended March 31, 2004	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
	Millions of Yen					
Net sales:						
Unaffiliated customers	**¥675,442**	**¥188,767**	**¥66,028**	**¥ 930,237**	**¥ —**	**¥ 930,237**
Intersegment	**154,741**	**2,656**	**1,949**	**159,346**	**(159,346)**	**—**
Total	**830,183**	**191,423**	**67,977**	**1,089,583**	**(159,346)**	**930,237**
Cost of sales and operating expenses	**815,158**	**172,195**	**63,338**	**1,050,691**	**(142,303)**	**908,388**
Operating income	**¥ 15,025**	**¥ 19,228**	**¥ 4,639**	**¥ 38,892**	**¥ (17,043)**	**¥ 21,849**
Identifiable assets at March 31, 2004	**¥752,041**	**¥177,163**	**¥44,290**	**¥ 973,494**	**¥150,731**	**¥1,124,225**

Year Ended March 31, 2003	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
	Millions of Yen					
Net sales:						
Unaffiliated customers	¥712,964	¥158,051	¥55,130	¥ 926,145	¥ —	¥ 926,145
Intersegment	124,213	2,439	1,268	127,920	(127,920)	—
Total	837,177	160,490	56,398	1,054,065	(127,920)	926,145
Cost of sales and operating expenses	807,122	144,348	52,720	1,004,190	(107,658)	896,532
Operating income	¥ 30,055	¥ 16,142	¥ 3,678	¥ 49,875	¥ (20,262)	¥ 29,613
Identifiable assets at March 31, 2003	¥840,053	¥161,664	¥42,623	¥1,044,340	¥ 94,671	¥1,139,011

Year Ended March 31, 2004	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
	Thousands of U.S. Dollars					
Net sales:						
Unaffiliated customers	**$6,372,094**	**$1,780,821**	**$622,906**	**$ 8,775,821**	**$ —**	**$ 8,775,821**
Intersegment	**1,459,821**	**25,056**	**18,387**	**1,503,264**	**(1,503,264)**	**—**
Total	**7,831,915**	**1,805,877**	**641,293**	**10,279,085**	**(1,503,264)**	**8,775,821**
Cost of sales and operating expenses	**7,690,170**	**1,624,481**	**597,528**	**9,912,179**	**(1,342,481)**	**8,569,698**
Operating income	**$ 141,745**	**$ 181,396**	**$ 43,765**	**$ 366,906**	**$ (160,783)**	**$ 206,123**
Identifiable assets at March 31, 2004	**$7,094,726**	**$1,671,349**	**$417,830**	**$ 9,183,905**	**$1,421,991**	**$10,605,896**

Sales by Region

Years Ended March 31, 2004 and 2003	Millions of Yen 2004		2003		Thousands of U.S. Dollars 2004
Japan	**¥643,346**	**69.2%**	¥684,254	73.9%	**$6,069,302**
Overseas:					
North America	**189,273**	**20.3**	158,386	17.1	**1,785,594**
Other Areas	**97,618**	**10.5**	83,505	9.0	**920,925**
Subtotal	**286,891**	**30.8**	241,891	26.1	**2,706,519**
Total	**¥930,237**	**100.0%**	¥926,145	100.0%	**$8,775,821**

Sales by region represent sales to unaffiliated customers based on the customers' locations.

Consolidated Balance Sheets

ASSETS	Millions of Yen 2004	Millions of Yen 2003	Thousands of U.S. Dollars (Note 1) 2004
Current assets:			
Cash and cash equivalents	**¥ 81,221**	¥ 67,362	**$ 766,236**
Short-term investments (Note 4)	**3,001**	10	**28,311**
Notes and accounts receivable (Notes 3 and 15):			
Trade notes	**73,834**	81,588	**696,547**
Trade accounts	**206,609**	252,537	**1,949,142**
Finance receivables—net	**114,713**	90,338	**1,082,198**
Less: Allowance for doubtful notes and accounts receivable	**(3,054)**	(4,089)	**(28,811)**
Inventories (Note 2)	**142,973**	151,245	**1,348,802**
Other current assets (Notes 9 and 15)	**62,105**	53,359	**585,896**
Total current assets	**681,402**	692,350	**6,428,321**
Investments:			
Investments in and advances to affiliated companies (Note 3)	**12,982**	12,119	**122,472**
Other investments (Note 4)	**148,482**	79,959	**1,400,773**
Total investments	**161,464**	92,078	**1,523,245**
Property, plant, and equipment:			
Land	**81,671**	78,552	**770,481**
Buildings	**200,535**	195,497	**1,891,840**
Machinery and equipment	**364,572**	447,956	**3,439,358**
Construction in progress	**2,313**	5,451	**21,821**
Total	**649,091**	727,456	**6,123,500**
Accumulated depreciation	**(426,345)**	(474,901)	**(4,022,123)**
Net property, plant, and equipment	**222,746**	252,555	**2,101,377**
Other assets (Note 9)	**58,613**	102,028	**552,953**
Total	**¥1,124,225**	¥1,139,011	**$10,605,896**

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen 2004	Millions of Yen 2003	Thousands of U.S. Dollars (Note 1) 2004
Current liabilities:			
Short-term borrowings (Note 5)	**¥ 85,999**	¥ 95,568	**$ 811,311**
Trade notes payable	**35,309**	37,544	**333,104**
Trade accounts payable	**158,397**	168,240	**1,494,311**
Advances received from customers	**6,026**	7,244	**56,849**
Notes and accounts payable for capital expenditures	**7,747**	14,803	**73,085**
Accrued payroll costs	**23,519**	23,791	**221,877**
Accrued expenses	**21,545**	22,079	**203,255**
Income taxes payable	**15,179**	10,150	**143,198**
Other current liabilities (Note 14)	**25,101**	24,115	**236,802**
Current portion of long-term debt (Note 5)	**35,858**	75,830	**338,283**
Total current liabilities	**414,680**	479,364	**3,912,075**
Long-term liabilities:			
Long-term debt (Note 5)	**144,845**	155,966	**1,366,462**
Accrued retirement and pension costs (Note 6)	**143,679**	159,805	**1,355,462**
Other long-term liabilities (Note 9)	**14,293**	15,184	**134,840**
Total long-term liabilities	**302,817**	330,955	**2,856,764**
Commitments and contingencies (Note 14)			
Minority interests	**15,646**	13,249	**147,604**
Shareholders' equity (Notes 7 and 11):			
Common stock, authorized 2,000,000,000 shares; outstanding 1,340,197,124 shares and 1,345,450,014 shares in 2004 and 2003, respectively	**78,156**	78,156	**737,321**
Additional paid-in capital	**87,263**	87,263	**823,236**
Legal reserve	**19,539**	19,539	**184,330**
Retained earnings	**204,156**	200,517	**1,926,000**
Accumulated other comprehensive income (loss)	**26,075**	(48,095)	**245,991**
Treasury stock (69,611,854 shares and 64,358,964 shares in 2004 and 2003, respectively), at cost	**(24,107)**	(21,937)	**(227,425)**
Total shareholders' equity	**391,082**	315,443	**3,689,453**
Total	**¥1,124,225**	¥1,139,011	**$10,605,896**

Consolidated Statements of Income

Kubota Corporation and Subsidiaries Years Ended March 31, 2004, 2003, and 2002

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2004	2003	2002	**2004**
Net sales (Note 3)	**¥930,237**	¥926,145	¥965,791	**$8,775,821**
Cost of sales	**701,727**	695,571	729,863	**6,620,066**
Selling, general, and administrative expenses	**199,768**	181,353	188,713	**1,884,604**
Loss from disposal and impairment of businesses and fixed assets (Note 13)	**6,893**	19,608	12,791	**65,028**
Operating income	**21,849**	29,613	34,424	**206,123**
Other income (expenses):				
Interest and dividend income	**7,264**	7,622	7,506	**68,528**
Interest expense	**(4,286)**	(4,818)	(6,697)	**(40,434)**
Valuation losses on short-term and other investments	**(1,083)**	(24,822)	(9,166)	**(10,217)**
Other—net (Note 8)	**3,353**	(1,439)	2,616	**31,632**
Other income (expenses), net	**5,248**	(23,457)	(5,741)	**49,509**
Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income (loss) of affiliated companies	**27,097**	6,156	28,683	**255,632**
Income taxes (Note 9):				
Current	**29,255**	21,538	22,905	**275,991**
Deferred	**(15,554)**	(9,242)	(5,591)	**(146,736)**
Total income taxes	**13,701**	12,296	17,314	**129,255**
Minority interests in earnings of subsidiaries	**2,476**	2,097	1,660	**23,358**
Equity in net income (loss) of affiliated companies (Note 3)	**780**	233	(179)	**7,358**
Net income (loss)	**¥ 11,700**	¥ (8,004)	¥ 9,530	**$ 110,377**
	Yen			U.S. Dollars (Note 1)
Net income (loss) per common share (Note 10):				
Basic	**¥8.72**	¥(5.84)	¥6.78	**$0.08**
Diluted	**8.53**	(5.84)	6.67	**0.08**

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

Kubota Corporation and Subsidiaries Years Ended March 31, 2004, 2003, and 2002

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2004	2003	2002	**2004**
Net income (loss)	**¥11,700**	¥ (8,004)	¥ 9,530	**$110,377**
Other comprehensive income (loss), net of tax (Note 11):				
Foreign currency translation adjustments	**(7,535)**	(6,366)	9,094	**(71,085)**
Unrealized gains (losses) on securities	**43,368**	(11,602)	(32,187)	**409,132**
Minimum pension liability adjustment	**37,565**	(30,386)	(10,671)	**354,387**
Unrealized gains (losses) on derivatives	**772**	131	(390)	**7,283**
Other comprehensive income (loss)	**74,170**	(48,223)	(34,154)	**699,717**
Comprehensive income (loss)	**¥85,870**	¥(56,227)	¥(24,624)	**$810,094**

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Kubota Corporation and Subsidiaries Years Ended March 31, 2004, 2003, and 2002

		Millions of Yen					
	Shares of Common Stock Outstanding (Thousands)	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost
Balance, March 31, 2001	1,409,809	¥78,156	¥87,263	¥19,539	¥215,739	¥34,282	¥ —
Net income					9,530		
Other comprehensive loss						(34,154)	
Cash dividends, ¥6 per common share					(8,459)		
Purchases of treasury stock	(19,390)						(6,926)
Balance, March 31, 2002	1,390,419	78,156	87,263	19,539	216,810	128	(6,926)
Net loss					(8,004)		
Other comprehensive loss						(48,223)	
Cash dividends, ¥6 per common share					(8,289)		
Purchases of treasury stock	(44,969)						(15,011)
Balance, March 31, 2003	1,345,450	78,156	87,263	19,539	200,517	(48,095)	(21,937)
Net income					**11,700**		
Other comprehensive income						**74,170**	
Cash dividends, ¥6 per common share					**(8,061)**		
Purchases of treasury stock	**(5,253)**						**(2,170)**
Balance, March 31, 2004	**1,340,197**	**¥78,156**	**¥87,263**	**¥19,539**	**¥204,156**	**¥26,075**	**¥(24,107)**

	Thousands of U.S. Dollars (Note 1)					
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost
Balance, March 31, 2003	$737,321	$823,236	$184,330	$1,891,670	$(453,726)	$(206,953)
Net income				**110,377**		
Other comprehensive income					**699,717**	
Cash dividends, $0.06 per common share				**(76,047)**		
Purchases of treasury stock						**(20,472)**
Balance, March 31, 2004	**$737,321**	**$823,236**	**$184,330**	**$1,926,000**	**$ 245,991**	**$(227,425)**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2004	2003	2002	**2004**
Operating activities:				
Net income (loss)	**¥11,700**	¥ (8,004)	¥ 9,530	**$110,377**
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation and amortization	**27,755**	38,804	40,535	**261,840**
Provision for doubtful receivables	**728**	817	210	**6,868**
Provision for (reversal of) accrued retirement and pension costs	**48,516**	(4,416)	1,267	**457,698**
Loss (gain) on sales of securities	**(3,161)**	5	(2,578)	**(29,821)**
Valuation losses on short-term and other investments	**1,083**	24,822	9,166	**10,217**
Loss on disposals of fixed assets	**4,122**	2,484	1,725	**38,887**
Impairment loss on fixed assets	**1,263**	17,403	4,734	**11,915**
Equity in net loss (income) of affiliated companies	**(780)**	(233)	179	**(7,358)**
Deferred income taxes	**(15,554)**	(9,242)	(5,591)	**(146,736)**
Change in assets and liabilities, net of effects from sales and transfer of businesses:				
Decrease in notes and accounts receivable	**13,439**	31,649	12,752	**126,783**
Decrease in inventories	**6,954**	2,455	23,260	**65,604**
(Increase) decrease in other current assets	**(15,812)**	(5,637)	75	**(149,170)**
Decrease in trade notes and accounts payable	**(9,521)**	(20,315)	(9,958)	**(89,821)**
Increase (decrease) in income taxes payable	**5,195**	(2,332)	(1,310)	**49,009**
Increase (decrease) in other current liabilities	**310**	(3,340)	(3,575)	**2,925**
Other	**(568)**	(667)	(2,595)	**(5,359)**
Net cash provided by operating activities	**75,669**	64,253	77,826	**713,858**
Investing activities:				
Purchases of fixed assets	**(26,493)**	(33,838)	(32,473)	**(249,934)**
Purchases of investments and change in advances	**9,257**	(2,056)	(2,333)	**87,330**
Proceeds from sales of property, plant, and equipment	**3,129**	1,803	2,002	**29,519**
Proceeds from sales of investments	**8,182**	5,153	7,916	**77,189**
Proceeds from sale of business	**2,562**	—	—	**24,170**
Net (increase) decrease in short-term investments	**(2,991)**	1,384	1,102	**(28,217)**
Cash transferred in sale of business	**—**	—	(10,237)	**—**
Other	**(117)**	(39)	(435)	**(1,104)**
Net cash used in investing activities	**(6,471)**	(27,593)	(34,458)	**(61,047)**
Financing activities:				
Proceeds from issuance of long-term debt	**37,128**	65,627	28,202	**350,264**
Repayments of long-term debt	**(74,171)**	(45,447)	(71,034)	**(699,726)**
Net decrease in short-term borrowings	**(7,489)**	(26,548)	(2,846)	**(70,651)**
Cash dividends	**(8,061)**	(8,289)	(8,459)	**(76,047)**
Purchases of treasury stock	**(2,223)**	(15,011)	(6,926)	**(20,972)**
Other	**(281)**	(341)	(231)	**(2,651)**
Net cash used in financing activities	**(55,097)**	(30,009)	(61,294)	**(519,783)**
Effect of exchange rate changes on cash and cash equivalents	**(242)**	(272)	276	**(2,283)**
Net increase (decrease) in cash and cash equivalents	**13,859**	6,379	(17,650)	**130,745**
Cash and cash equivalents, beginning of year	**67,362**	60,983	78,633	**635,491**
Cash and cash equivalents, end of year	**¥81,221**	¥67,362	¥60,983	**$766,236**

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Kubota Corporation (the "parent company") and subsidiaries (collectively the "Company") are one of Japan's leading manufacturers of a comprehensive range of machinery and other industrial and consumer products, including farm equipment, engines, pipe and fluid systems engineering, industrial castings, environmental control plants, and housing materials and equipment.

The manufacturing operations of the Company are conducted primarily at 19 plants in Japan and at 5 overseas plants located in the United States and certain other countries. Farm equipment, construction machinery, ductile iron pipe, and certain other products are not only sold in Japan but are also sold in overseas markets which consist mainly of North America, Europe, and Asia.

Basis of Financial Statements

The consolidated financial statements, stated in Japanese yen, reflect certain adjustments, not recorded in the books of account of the Company, to present these statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP") with the exception of FASB Emerging Issues Task Force ("EITF") Issue No. 91-5, "Nonmonetary Exchange of Cost-Method Investments" (see **Investments**). The presentation of segment information required by Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information," also has been omitted.

Certain reclassifications have been made to the consolidated financial statements for 2003 and 2002 to conform with classifications used in 2004.

Translation into United States Dollars

The parent company and its domestic subsidiaries maintain their accounts in Japanese yen, the currency of the country in which they are incorporated and principally operate. The United States dollar amounts included herein represent a translation using the approximate exchange rate at March 31, 2004 of ¥106=US$1, solely for convenience. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be, converted into United States dollars.

Consolidation

The consolidated financial statements include the accounts of the parent company and all majority-owned subsidiaries. Intercompany items have been eliminated in consolidation.

Investments mainly in 20%~50%-owned companies (the "affiliated companies") are accounted for using the equity method of accounting.

In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 (revised December 2003) ("FIN 46R"), "Consolidation of Variable Interest Entities," which replaces FASB Interpretation No. 46, "Consolidation of Variable Interest Entities." This interpretation addresses the consolidation by business enterprise of variable interest entities as defined in the interpretation. The Company adopted the provisions of FIN 46R as of March 31, 2004 and such adoption of FIN 46R did not have a material effect on the Company's consolidated financial statements.

Revenue Recognition

The Company recognizes revenue when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sales price is fixed or determinable, and (4) collectibility is reasonably assured.

As for environmental and other plant and equipment, sales are recorded when the installation of plant and equipment is completed and accepted by the customer. For long-term contracts, such sales are recorded under the percentage-of-completion method of accounting. Housing real estate sales are recorded when the title is legally transferred to the customer in accordance with the underlying contract and real estate laws and regulations. Estimated losses on sales contracts are recorded in the period in which they are identified.

In the case of finance receivables in which the face amount includes finance charges (principally retail financing), income is recorded over the terms of the receivables using the interest method.

Foreign Currency Translation

Under the provisions of SFAS No. 52,"Foreign Currency Translation," assets and liabilities of foreign subsidiaries are translated into Japanese yen at year-end exchange rates, and income and expenses are translated at the average exchange rates for the year. The resulting translation adjustments are included in accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets. Exchange gains and losses resulting from foreign currency transactions and translation of assets and liabilities denominated in foreign currencies are included in the consolidated statements of income.

Finance Receivables

Finance receivables arise from sales of farm equipment and construction machinery to customers under retail finance agreements. The term of the receivables vary from one to eight years, with interest at rates ranging from 0.0% to 14.5% per annum.

Allowance for Doubtful Receivables

The Company provides an allowance for doubtful notes and receivables. The allowance for doubtful receivables is based on historical collection trends and management's judgement on the collectibility of these accounts. Historical collection trends, as well as prevailing and anticipated economic conditions, are routinely monitored by management, and any adjustment required to the allowance is reflected in current operations.

Inventories

Manufacturing inventories are stated at the lower of cost, substantially determined using the average-cost method, or market, representing the estimated selling price less costs to sell. Completed real estate projects are stated at the lower of acquisition cost or fair value less estimated costs to sell. The fair values of those assets are estimates based on the appraised values in the market. Land to be developed and projects under development are carried at cost unless an impairment loss is required. An impairment loss on those assets is recognized when their carrying amounts exceed the undiscounted future cash flows expected to be realized from them and is measured based on the present values of those expected future cash flows.

Investments

Under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company classifies all its debt securities and marketable equity securities as available for sale and carries them at fair value with a corresponding recognition of the net unrealized holding gain or loss (net of tax) as an other comprehensive income item of shareholders' equity. The fair values of those securities are determined based on quoted market prices.

Gains and losses on sales of available-for-sale securities as well as other nonmarketable equity securities which are carried at cost are computed on the average-cost method. Losses from the impairment of marketable and nonmarketable securities, if any, are charged to expenses in the period in which a decline in fair value is determined to be other than temporary.

On April 1, 1996, The Bank of Tokyo, Ltd. ("BOT") and The Mitsubishi Bank, Limited, merged. Upon the merger, each common share of BOT owned by the Company which had been carried at cost was converted into 0.8 share of the combined entity, The Bank of Tokyo-Mitsubishi, Ltd. (currently part of Mitsubishi Tokyo Financial Group, Inc.) For purposes of comparability with financial statements under Japanese GAAP, the Company did not account for the exchange under EITF 91-5, which requires recognition of a nonmonetary exchange gain on the common shares of BOT.

If EITF 91-5 had been adopted, net loss would have increased by ¥545 million for the year ended March 31, 2003. Net income would have decreased by ¥603 million for the year ended March 31, 2002, and increased by ¥3,081 million for the year ended March 31, 1997. There would have been no impact on operating results for the year ended March 31, 2004. Retained earnings would have decreased by ¥380 million ($3,585 thousand) at March 31, 2004 and at March 31, 2003, with a corresponding increase in accumulated other comprehensive income. These amounts primarily reflect the unrecognized gain on the initial nonmonetary exchange in 1997 and subsequent losses on impairment of the investment in 2003 and 2002.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation of plant and equipment is principally computed using the declining-balance method based on the estimated useful lives of the assets. The estimated useful lives are principally as follows:

Buildings	10~50 years
Machinery and equipment	2~14 years

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are computed based on the differences between the financial statement and the income tax bases of assets and liabilities and tax loss and other carryforwards using the enacted tax rate. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount that management believes will more likely than not be realized.

Consideration Given by a Vendor to a Customer

The Company accounts for consideration given to a customer in accordance with EITF01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." EITF01-9 defines the income statement classification of consideration given by a vendor to a customer or a reseller of the vendor's products. In accordance with EITF01-9, certain sales incentives are deducted from revenue.

Research and Development and Advertising

Research and development and advertising costs are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are included in selling, general, and administrative expenses.

Net Income and Cash Dividends per Common Share

Basic net income per common share has been computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period.

Diluted net income per common share reflects the potential dilution and has been computed on the basis that all convertible debentures were converted at the beginning of the year or at the time of issuance (if later). Cash dividends per common share are based on dividends paid during the year.

Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133," and No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." These standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

On the date the derivative contract is entered into, the Company designates the derivative as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. The Company considers all hedges to be highly effective in offsetting changes in cash flows of hedged items, because the currency, index of interest rates, amount, and terms of the derivatives correspond to those of the hedged items in accordance with the Company's policy.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item.

Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of and establishes criteria to determine when a long-lived asset is held for sale, provides guidance on how a long-lived asset that is used should be evaluated for impairment, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. SFAS No.144 broadens the presentation of discontined operations to include a component of an entity (rather than a segment of a business). In accordance with SFAS No. 144, the Company reviews the carrying value of long-lived assets when events and circumstances indicate that the carrying amount of an asset may not be recoverable. In such an event, the estimated future undiscounted cash flows associated with the asset is compared with the carrying value of the asset to determine if a write-down is required. If this evaluation indicates that the carrying value exceeds its estimated future cash flows of the long-lived asset, the Company recognizes an impairment loss based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using anticipated cash flows discounted at a rate commensurate with the risk involved.

Cash Flow Information

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At March 31, 2004, 2003, and 2002, time deposits with original maturities of three months or less amounting to ¥7,866 million ($74,208 thousand), ¥14,945 million, and ¥13,209 million, respectively, were included in cash and cash equivalents.

Cash paid for interest amounted to ¥4,459 million ($42,066 thousand), ¥4,759 million, and ¥7,123 million, and for income taxes amounted to ¥24,030 million ($226,698 thousand), ¥24,117 million, and ¥24,351 million in 2004, 2003, and 2002, respectively.

Use of Estimates in the Preparation of the Financial Statements

Management uses estimates in preparing the consolidated financial statements in conformity with US GAAP. Significant estimates used in the preparation of the consolidated financial statements are primarily in the areas of collectibility of private-sector notes and accounts receivable, inventory valuation, impairment of long-lived assets, valuation allowance for deferred tax assets, and accruals for employee retirement and pension plans. These estimates are assessed by the Company on a regular basis and management believes that material changes will not occur in the near term, although actual results could ultimately differ from these estimates.

New Accounting Standards

In November 2003, EITF reached a consensus on EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." In March 2004, the EITF also reached a consensus on the additional accounting guidance for other-than-temporary impairment and its application to debt and equity investments. The EITF consensus will be effective prospectively for all relevant current and future investments in reporting periods beginning after June 15, 2004. The Company is currently reviewing the EITF consensus to determine its impact on future financial statements.

2. INVENTORIES

Inventories at March 31, 2004 and 2003 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Manufacturing:			
Finished products	**¥ 85,434**	¥ 88,810	**$ 805,981**
Spare parts	**17,547**	16,869	**165,538**
Work in process	**20,640**	23,860	**194,717**
Raw materials and supplies	**14,865**	14,804	**140,236**
Subtotal	**138,486**	144,343	**1,306,472**
Real estate:			
Completed projects, land to be developed, and projects under development	**4,487**	6,902	**42,330**
	¥142,973	¥151,245	**$1,348,802**

The Company wrote down the value of completed projects, land to be developed, and projects under development by ¥363 million ($3,425 thousand) and ¥45 million in 2004 and 2003, respectively, due to the slumping real estate market in Japan. These amounts were included in cost of sales in the consolidated statements of income.

3. INVESTMENTS IN AND ADVANCES TO AFFILIATED COMPANIES

Investments in and advances to affiliated companies at March 31, 2004 and 2003 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Investments	**¥12,385**	¥10,069	**$116,840**
Advances	**597**	2,050	**5,632**
	¥12,982	¥12,119	**$122,472**

A summary of financial information of affiliated companies is as follows:

At March 31, 2004 and 2003	Millions of Yen 2004	Millions of Yen 2003	Thousands of U.S. Dollars 2004
Current assets	**¥ 77,416**	¥ 65,787	**$ 730,340**
Noncurrent assets	**62,084**	54,961	**585,698**
Total assets	**139,500**	120,748	**1,316,038**
Current liabilities	**70,944**	70,055	**669,283**
Noncurrent liabilities	**37,162**	23,839	**350,585**
Net assets	**¥ 31,394**	¥ 26,854	**$ 296,170**

Years ended March 31, 2004, 2003, and 2002	Millions of Yen 2004	Millions of Yen 2003	Millions of Yen 2002	Thousands of U.S. Dollars 2004
Net sales	**¥153,819**	¥174,233	¥183,161	**$1,451,123**
Cost of sales	**115,154**	133,671	140,597	**1,086,358**
Other income—net	**995**	1,860	2,010	**9,387**
Net income	**2,236**	1,711	2,167	**21,094**

Trade notes and accounts receivable from affiliated companies at March 31, 2004 and 2003 were ¥23,875 million ($225,236 thousand) and ¥27,164 million, respectively.

Sales to affiliated companies aggregated ¥74,886 million ($706,472 thousand), ¥82,433 million, and ¥86,250 million in 2004, 2003, and 2002, respectively.

Cash dividends received from affiliated companies were ¥486 million ($4,585 thousand), ¥523 million, and ¥457 million in 2004, 2003, and 2002, respectively.

4. SHORT-TERM AND OTHER INVESTMENTS

The cost, fair value, and gross unrealized holding gains and losses for securities by major security type at March 31, 2004 and 2003 were as follows:

	Millions of Yen							
	2004				2003			
	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses
Short-term investments:								
Available-for-sale:								
Corporate debt securities	**¥ 3,001**	**¥ 3,001**	**¥ —**	**¥ —**	¥ 10	¥ 10	¥ —	¥ —
Other investments:								
Available-for-sale:								
Equity securities of financial institutions	**22,307**	**89,682**	**67,375**	**—**	24,477	33,033	8,558	2
Other equity securities	**19,431**	**44,463**	**25,289**	**257**	21,961	32,361	12,369	1,969
Government debt securities	**795**	**845**	**50**	**—**	793	865	72	—
Corporate debt securities	**813**	**850**	**37**	**—**	800	774	—	26
	¥46,347	**¥138,841**	**¥92,751**	**¥257**	¥48,041	¥67,043	¥20,999	¥1,997

	Thousands of U.S. Dollars			
	2004			
	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses
Short-term investments:				
Available-for-sale:				
Corporate debt securities	**$ 28,311**	**$ 28,311**	**$ —**	**$ —**
Other investments:				
Available-for-sale:				
Equity securities of financial institutions	**210,444**	**846,057**	**635,613**	**—**
Other equity securities	**183,311**	**419,462**	**238,575**	**2,424**
Government debt securities	**7,500**	**7,972**	**472**	**—**
Corporate debt securities	**7,670**	**8,019**	**349**	**—**
	$437,236	**$1,309,821**	**$875,009**	**$2,424**

Investments in non-traded and unaffiliated companies, for which there is no readily determinable fair value, were stated at cost of ¥12,642 million ($119,264 thousand) and ¥12,926 million at March 31, 2004 and 2003, respectively.

Gross unrealized holding losses and fair values on available-for-sale securities at March 31, 2004 aggregated by the length of time that individual securities have been in a continuous unrealized loss position were as follows:

	Millions of Yen			
	2004			
	Less than 12 months		12 months or longer	
	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses
Other investments:				
Available-for-sale:				
Other equity securities	**¥328**	**¥26**	**¥1,103**	**¥231**

	Thousands of U.S. Dollars			
	2004			
	Less than 12 months		12 months or longer	
	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses
Other investments:				
Available-for-sale:				
Other equity securities	**$3,094**	**$245**	**$10,406**	**$2,179**

Proceeds from sales of available-for-sale securities and gross realized gains and losses that have been included in earnings as a result of those sales for the years ended March 31, 2004, 2003, and 2002 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2003	2002	**2004**
Proceeds from sales	**¥8,182**	¥5,153	¥7,916	**$77,189**
Gross realized gains	**3,228**	654	3,739	**30,453**
Gross realized losses	**(67)**	(659)	(1,161)	**(632)**

At March 31, 2004, the cost of debt securities classified as available-for-sale due within one year, due after one year through five years, and due after five years were ¥3,001 million ($28,311 thousand), ¥795 million ($7,500 thousand), and ¥800 million ($7,547 thousand), respectively.

For the years ended March 31, 2004, 2003, and 2002, valuation losses on short-term and other investments were recognized to reflect the decline in fair value considered to be other than temporary totaling ¥1,083 million ($10,217 thousand), ¥24,822 million, and ¥9,166 million, respectively.

5. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2004 and 2003 consisted of notes payable to banks. Stated annual interest rates of short-term borrowings ranged primarily from 0.29% to 1.68% and from 0.29% to 2.07% at March 31, 2004 and 2003, respectively. The weighted average interest rates on such short-term borrowings at March 31, 2004 and 2003 were 0.9% and 1.1%, respectively.

Available lines of credit with certain banks totaled ¥30,000 million ($283,019 thousand) at March 31, 2004 and 2003, respectively. No amounts were outstanding as of March 31, 2004 and 2003.

Long-term debt at March 31, 2004 and 2003 consisted of the following:

	Years Ending March 31	Millions of Yen		Thousands of U.S. Dollars
		2004	2003	**2004**
Unsecured bonds:				
1.475% Yen bonds	2004	**¥ —**	¥ 10,000	**$ —**
2.7% Yen bonds	2004	**—**	10,000	**—**
1.8% Yen bonds	2006	**10,000**	10,000	**94,340**
Unsecured convertible bonds:				
0.8% Yen bonds	2004	**—**	29,756	**—**
0.85% Yen bonds	2005	**19,513**	19,513	**184,085**
0.9% Yen bonds	2006	**18,627**	18,627	**175,726**
Loans, principally from banks and insurance companies, maturing on various dates through 2016:				
Collateralized		**—**	179	**—**
Unsecured		**128,773**	129,384	**1,214,839**
Capital lease obligations		**3,790**	4,337	**35,755**
Total		**180,703**	231,796	**1,704,745**
Less current portion		**(35,858)**	(75,830)	**(338,283)**
		¥144,845	¥155,966	**$1,366,462**

The interest rates on unsecured bonds and unsecured convertible bonds were fixed. The interest rates of the long-term loans from banks and insurance companies were principally fixed and the weighted average rates at March 31, 2004 and 2003 were 1.4% and 1.6%, respectively.

Annual maturities of long-term debt at March 31, 2004 were as follows:

Years ending March 31,	Millions of Yen	Thousands of U.S. Dollars
2005	¥ 35,858	$ 338,283
2006	52,991	499,915
2007	29,670	279,906
2008	23,020	217,170
2009	17,240	162,641
2010 and thereafter	21,924	206,830
Total	¥180,703	$1,704,745

The conversion price of the unsecured yen convertible bonds is ¥769 per share, which exceeded the fair value of the stock on the debt issuance date, and the number of shares into which outstanding bonds were convertible at March 31, 2004 totaled 49,597 thousand shares.

As is customary in Japan, the Company maintains deposit balances with banks and other financial institutions with which the Company has short- or long-term borrowing arrangements. Such deposit balances are not legally or contractually restricted as to withdrawal.

Certain of the loan agreements provide that the lender or trustees for lenders may request the Company to submit for approval proposals to pay dividends. Certain of the loan agreements also provide that the lender may require the Company to provide additional collateral. As is customary in Japan, collateral must be pledged if requested by a lending bank, and banks have the right to offset cash deposited with them against any long- or short-term debt or obligation that becomes due and, in case of default and certain other specified events, against all debt payable to the banks. The Company has never received any such requests.

6. RETIREMENT AND PENSION PLANS

The parent company and its domestic subsidiaries have a number of unfunded severance indemnity plans and defined benefit pension plans covering substantially all Japanese employees. Most employees of overseas subsidiaries are covered by defined benefit pension plans or defined contribution pension plans.

Among them, the parent company has an unfunded severance indemnity plan which covers substantially all of its employees. Employees who terminate their employment receive benefits in the form of lump-sum payments. Benefits to be received under the plan were previously determined based on the rate of pay at the time of termination, length of service, and certain other factors. Beginning in April 2003, the Company introduced a point-evaluation system, where benefits are paid based on acquired points. Points are acquired based on job title and performance. The new point-evaluation is being adopted gradually by job-class.

The parent company also has a contributory defined benefit pension plan covering all of its employees (the "Contributory Plan"). The Contributory Plan consists of a substitutional portion based on the pay-related part of the old-age pension benefits prescribed by the Japanese Welfare Pension Insurance Law and a corporate portion based on a contributory defined benefit pension arrangement established at the discretion of the management. The corporate portion consists of a lifetime pension plan and a limited annuity plan. Employees who terminate receive benefits from the substitutional portion in the form of annuity payments, and have the option to receive benefits from the corporate portion in the form of lump-sum payments or annuity payments. Benefits are determined based on the average pay for the periods of service and a factor determined by the date of birth and length of service for the substitutional portion, and on the rate of pay at the time of termination, the length of service, and reason for retirement for the corporate portion. Annual contributions are made by the parent company and employees in accordance with the contribution formula stipulated by the government for the substitutional portion. Annual contributions are made by the parent company for an amount determined on the basis of an accepted actuarial method for the corporate portion. The Contributory Plan is administered by a board of trustees composed of management and employee representatives. Plan assets, which are managed by trust banks, are invested primarily in corporate and government bonds and stocks.

In June 2001, the Japanese government issued a new law that regulates retirement benefit plans. Under the new law, effective April 1, 2002, the Company can transfer the obligation for the substitutional portion and related plan assets to the government subject to approval by the government.

In December 2002, the Company made applications for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion and received approval from the Japanese Ministry of Health, Labour and Welfare on January 30, 2003. EITF No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," requires employers to account for the entire separation process of a substitutional portion from an entire plan (including the corporate portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. The difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy. The Company plans to submit another application for the transfer of the substitutional portion related to past services to the Japanese government. After the applications are approved by the government, the remaining benefit obligation of the substitutional portion as well as the related government-specified portion of the plan assets of the Contributory Plan will be transferred to the government. The effect of the transfer on the Company's consolidated financial statements has not yet been determined.

In April 2003, the Company terminated its noncontributory defined benefit pension plan and transferred the related plan assets and obligations to the corporate portion of the Contributory Plan. The transfer had no effect on the Company's aggregate benefit obligations, plan assets, or net periodic benefit cost.

The Company's measurement date of benefit obligations and plan assets is March 31.

Net periodic benefit cost for the unfunded severance indemnity plan, the Contributory Plan, and noncontributory defined benefit pension plan of the parent company and for the unfunded severance indemnity plans and noncontributory defined benefit pension plans of certain subsidiaries for the years ended March 31, 2004, 2003, and 2002 consisted of the following components:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2003	2002	**2004**
Service cost	**¥ 9,458**	¥10,128	¥10,884	**$ 89,226**
Interest cost	**8,502**	9,600	9,719	**80,208**
Expected return on plan assets	**(4,999)**	(5,862)	(6,099)	**(47,160)**
Amortization of transition obligation	**1,124**	1,615	1,615	**10,604**
Amortization of prior service cost (benefit)	**(230)**	(797)	594	**(2,170)**
Recognized actuarial loss	**52,141**	5,591	590	**491,896**
Actuarial periodic benefit cost	**65,996**	20,275	17,303	**622,604**
Employee contributions	**—**	(1,005)	(1,260)	**—**
Net periodic benefit cost	**¥65,996**	¥19,270	¥16,043	**$622,604**

Weighted-average assumptions used in calculating benefit obligations and net periodic benefit cost were as follows:

	2004	2003
Benefit obligations at March 31:		
Discount rate	**2.5%**	2.5%
Rate of compensation increase	**6.5%**	6.5%

	2004	2003	2002
Net periodic benefit cost for the year ended March 31:			
Discount rate	**2.5%**	3.0%	3.0%
Expected return on plan assets	**3.5%**	3.5%	3.5%
Rate of compensation increase	**6.5%**	6.5%	6.5%

To determine the expected rate of return on plan assets, the Company considers actual returns in the past 5 to 10 years, the current and expected components of plan assets, and anticipated market trends. The Company anticipates that the plan's investments will generate long-term returns of 3.5%, which is based on an asset allocation assumption of 45% of debt securities, with an expected rate of return of 1.0%, and 55% of equity securities, with an expected rate of return of 5.5%. The Company believes that 3.5% is a reasonable long-term rate of return despite an actual return on plan assets in the past 10 years of 2.2%, as significant losses on plan assets were incurred from fiscal 2001 to 2003 caused by the recent market downturn. Based on current economic conditions, the Company expects better returns on its plan assets in the future.

Pension plan weighted-average asset allocations by asset category were as follows:

	2004	2003
Equity securities	**31.5%**	46.8%
Debt securities	**22.7%**	43.5%
Cash	**45.1%**	1.8%
Other	**0.7%**	7.9%
	100.0%	100.0%

The Company's investment policy is to invest in equity securities and debt securities of companies in Japan and overseas primarily in Europe and U.S. in order to diversify risk. The Company believes that investment in equity securities of 45% and debt securities of 55% is a proper allocation ratio and is consistent with the Company's investment objectives.

Plan assets at March 31, 2004 consist of a significant amount of cash to be tranferred to the government in connection with the transfer to the Japanese government of the substitutional portion of employee pension fund liabilities and assets.

Employer contributions to pension plans for the year ending March 31, 2005 are expected to be ¥15,667 million ($147,802 thousand).

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets, together with accumulated benefit obligations and aggregate information for accumulated benefit obligations in excess of plan assets, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004
Change in benefit obligations:			
Benefit obligations at beginning of year	**¥ 353,138**	¥ 331,827	**$ 3,331,490**
Service cost, less employee contributions	**9,458**	9,123	**89,226**
Interest cost	**8,502**	9,600	**80,208**
Employee contributions	**—**	1,005	**—**
Amendments	**—**	3,164	**—**
Actuarial loss	**1,480**	23,915	**13,962**
Benefits paid (settlement)	**(4,538)**	(13,154)	**(42,811)**
Benefits paid (other)	**(13,806)**	(12,126)	**(130,245)**
Foreign currency exchange rate changes	**184**	(216)	**1,736**
Benefit obligations at end of year	**¥ 354,418**	¥ 353,138	**$ 3,343,566**
Change in plan assets:			
Fair value of plan assets at beginning of year	**¥ 155,989**	¥ 188,749	**$ 1,471,594**
Actual return on plan assets	**37,641**	(31,587)	**355,104**
Employer contributions	**12,647**	12,792	**119,311**
Employee contributions	**—**	1,005	**—**
Benefits paid (settlement)	**(801)**	(2,669)	**(7,557)**
Benefits paid (other)	**(13,806)**	(12,126)	**(130,245)**
Foreign currency exchange rate changes	**147**	(175)	**1,387**
Fair value of plan assets at end of year	**¥ 191,817**	¥ 155,989	**$ 1,809,594**
Plans' funded status at end of year:			
Funded status	**¥(162,601)**	¥(197,149)	**$(1,533,972)**
Unrecognized actuarial loss	**37,733**	121,036	**355,972**
Unrecognized prior service benefit	**(5,350)**	(5,580)	**(50,472)**
Unrecognized net obligation at the date of initial application of SFAS No. 87*	**—**	1,124	**—**
Net amount recognized	**¥(130,218)**	¥ (80,569)	**$(1,228,472)**
Amounts recognized in the consolidated balance sheets:			
Accrued retirement and pension costs	**¥(143,679)**	¥(159,805)	**$(1,355,462)**
Prepaid expenses for benefit plans, included in other assets	**601**	497	**5,669**
Intangible assets, included in other assets	**6,869**	7,951	**64,802**
Accumulated other comprehensive income	**5,991**	70,788	**56,519**
Net amount recognized	**¥(130,218)**	¥ (80,569)	**$(1,228,472)**
Accumulated benefit obligations:			
Accumulated benefit obligations at end of year	**¥ 322,944**	¥ 318,414	**$ 3,046,642**
Retirement and pension plans with accumulated benefit obligations in excess of plan assets:			
Projected benefit obligations	**¥ 353,015**	¥ 352,018	**$ 3,330,330**
Accumulated benefit obligations	**321,541**	317,294	**3,033,406**
Fair value of plan assets	**190,328**	154,768	**1,795,547**

* SFAS No. 87, "Employers' Accounting for Pensions"

The unrecognized prior service costs (benefits) due to amendments of the benefit plans are being amortized over approximately 14 years.

The Company recognizes actuarial gains and losses in excess of 20% of the larger of the projected benefit obligation or plan assets in the year following the year in which such gains and losses were incurred, and amortizes actuarial gains and losses between 10% and 20% over the average participants' remaining service period (approximately 15 years).

7. SHAREHOLDERS' EQUITY

Japanese companies are subject to the Japanese Commercial Code (the "Code").

The Code requires at least 50% of the issue price of new shares to be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital, as reduced by stock issue expenses less the applicable tax benefit, are credited to additional paid-in capital. Under the Code, shares are recorded with no par value.

Under the Code, companies may issue new common shares to existing shareholders without consideration as a stock split pursuant to a resolution of the Board of Directors.

The Code permits companies to transfer a portion of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The Code also permits companies to transfer a portion of unappropriated retained earnings, available for dividends, to stated capital by resolution of the shareholders.

The Code allows for an appropriation of retained earnings applicable to each fiscal period to be set aside as a legal reserve until the total additional paid-in capital and legal reserve equals 25% of stated capital. The amount of total additional paid-in capital and legal reserve which exceeds 25% of stated capital can be transferred to retained earnings which may be available for dividends by resolution of the shareholders.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

Under the Code, the amount available for dividends is based on retained earnings, less treasury stock, as recorded on the books of the parent company. Certain adjustments, not recorded on the parent company's books, are reflected in the consolidated financial statements as described in Note 1. At March 31, 2004, retained earnings, less treasury stock, recorded on the parent company's books of account were ¥164,340 million ($1,550,377 thousand).

The Code allows companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders' meeting and dispose of such treasury stock by resolution of the Board of Directors. The Code also allows for the repurchase of treasury stock by resolution of the Board of Directors under the authorization of the Company's article of incorporation after September 25, 2003. The repurchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of stated capital, additional paid-in capital, or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders' meeting.

The parent company may purchase, pursuant to a resolution of the Board of Directors, its own shares for their retirement, up to 50 million shares or ¥20,000 million ($188,679 thousand). Any shares of common stock, in whole or in part, are subject to such purchases made for the purpose of retirement. Approximately 5 million shares and 45 million shares amounting to ¥2,179 million ($20,557 thousand) and ¥14,875 million were purchased under the above resolution during the years ended March 31, 2004 and 2003, respectively.

On May 14, 2004, the Board of Directors resolved to retire 69 million shares of treasury stock on June 30, 2004. At the general shareholders' meeting to be held on June 25, 2004, the articles of incorporation will be amended to authorize the Board of Directors to repurchase treasury stock.

8. OTHER INCOME (EXPENSES), NET

Other—net as shown in other income (expenses) for the years ended March 31, 2004, 2003, and 2002 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2003	2002	**2004**
Gain (loss) on sales of securities—net	**¥3,161**	¥ (5)	¥2,578	**$29,821**
Foreign exchange (loss) gain—net	**(1,534)**	(2,482)	561	**(14,472)**
Other—net	**1,726**	1,048	(523)	**16,283**
	¥3,353	¥(1,439)	¥2,616	**$31,632**

9. INCOME TAXES

The approximate effects of temporary differences and tax loss and credit carryforwards that gave rise to deferred tax balances at March 31, 2004 and 2003 were as follows:

	Millions of Yen				Thousands of U.S. Dollars	
	2004		2003		**2004**	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Allowance for doubtful receivables	**¥ 2,010**	**¥ 47**	¥ 2,960	¥ 61	**$ 18,962**	**$ 443**
Intercompany profits	**8,664**	**—**	11,497	—	**81,736**	**—**
Adjustments of investment securities	**11,889**	**37,597**	15,051	8,508	**112,160**	**354,689**
Write-downs of inventories and fixed assets	**13,541**	**—**	13,494	—	**127,745**	**—**
Enterprise tax	**1,226**	**—**	832	—	**11,566**	**—**
Accrued bonus	**6,193**	**—**	5,448	—	**58,425**	**—**
Retirement and pension costs	**57,261**	**—**	64,032	—	**540,198**	**—**
Unremitted earnings of foreign subsidiaries and affiliates	**—**	**3,203**	—	2,748	**—**	**30,217**
Other temporary differences	**11,056**	**3,696**	11,673	3,252	**104,302**	**34,868**
Tax loss and credit carryforwards	**10,950**	**—**	8,276	—	**103,302**	**—**
Subtotal	**122,790**	**44,543**	133,263	14,569	**1,158,396**	**420,217**
Less valuation allowance	**22,913**	**—**	20,759	—	**216,160**	**—**
	¥ 99,877	**¥44,543**	¥112,504	¥14,569	**$ 942,236**	**$420,217**

Net deferred tax balances at March 31, 2004 and 2003 were reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Other current assets	**¥22,243**	¥23,781	**$209,840**
Other assets	**33,765**	74,451	**318,538**
Other long-term liabilities	**(674)**	(297)	**(6,359)**
Net deferred tax assets	**¥55,334**	¥97,935	**$522,019**

During the year ended March 31, 2003, the normal statutory tax rate used in the calculation of deferred tax assets and deferred tax liabilities was decreased from 42.0% to 40.6% effective April 1, 2004.

The provision for income taxes for the year ended March 31, 2003 included a ¥1,789 million adjustment to record the impact on deferred tax assets and liabilities for the change in the enacted tax rate.

A valuation allowance is rcoreded against the deferred tax assets for items which may not be realized. The net changes in the valuation allowance for the years ended March 31, 2004, 2003, and 2002 were an increase of ¥2,154 million ($20,321 thousand), an increase of ¥4,881 million, and an increase of ¥3,424 million, respectively. Such changes were due primarily to the nonrealization of tax benefits regarding operating losses of subsidiaries.

Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse and/or the tax losses and credits are carried forward, management believes it is more likely than not that the Company will realize the benefits of these deferred tax assets, net of the existing valuation allowances at March 31, 2004.

At March 31, 2004, the tax loss carryforwards in the aggregate amounted to approximately ¥26,000 million ($245,283 thousand), which are available to offset future taxable income, and will expire in the period from 2005 through 2009.

The effective income tax rates of the Company for each of the three years in the period ended March 31, 2004 differed from the normal Japanese statutory tax rates as follows:

	2004	2003	2002
Normal Japanese statutory tax rates	**42.0%**	42.0%	42.0%
Increase (decrease) in taxes resulting from:			
Increase in valuation allowance	**13.8**	108.8	11.9
Permanently nondeductible expenses	**3.7**	14.0	2.7
Nontaxable dividend income	**(0.4)**	(3.0)	(2.0)
Inhabitant tax per capita	**0.7**	3.0	0.6
Change in tax rate	**(0.7)**	29.1	—
Provisions for taxes on unremitted earnings of foreign subsidiaries	**—**	—	5.1
Extra tax deduction on expenses for research and development	**(8.1)**	—	—
Other—net	**(0.4)**	5.8	0.1
Effective income tax rates	**50.6%**	199.7%	60.4%

Provisions have been recorded for unremitted earnings of all foreign subsidiaries and affiliates where earnings are not deemed to be permanently reinvested. Substantially all of the undistributed earnings of domestic subsidiaries and affiliates would not, under present Japanese tax law, be subject to tax through tax-free distributions.

10. NET INCOME (LOSS) PER COMMON SHARE

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per common share computation for the years ended March 31, 2004, 2003, and 2002 was as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2003	2002	**2004**
Net income (loss)	**¥11,700**	¥(8,004)	¥9,530	**$110,377**
Effect of dilutive convertible bonds	**337**	—	428	**3,180**
Diluted net income (loss)	**¥12,037**	¥(8,004)	¥9,958	**$113,557**

	Number of Shares (Thousands)		
Weighted average common shares outstanding	**1,342,386**	1,370,382	1,405,564
Effect of dilutive convertible bonds	**68,944**	—	88,291
Diluted common shares outstanding	**1,411,330**	1,370,382	1,493,855

11. OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss), including reclassification adjustments and tax effects for the years ended March 31, 2004, 2003, and 2002, are as follows:

	Millions of Yen			Thousands of U.S. Dollars		
	2004			2004		
	Before-Tax Amount	Tax Benefit	Net-of-Tax Amount	Before-Tax Amount	Tax Benefit	Net-of-Tax Amount
Foreign currency translation adjustments:						
Foreign currency translation adjustments arising during period	**¥ (7,786)**	**¥ 211**	**¥ (7,575)**	**$ (73,453)**	**$ 1,991**	**$ (71,462)**
Reclassification adjustment for losses realized in net income	**40**	**—**	**40**	**377**	**—**	**377**
	(7,746)	**211**	**(7,535)**	**(73,076)**	**1,991**	**(71,085)**
Unrealized gains on securities:						
Unrealized gains on securities arising during period	**75,094**	**(30,492)**	**44,602**	**708,434**	**(287,660)**	**420,774**
Reclassification adjustment for gains realized in net income	**(2,078)**	**844**	**(1,234)**	**(19,604)**	**7,962**	**(11,642)**
	73,016	**(29,648)**	**43,368**	**688,830**	**(279,698)**	**409,132**
Minimum pension liability adjustment	**64,797**	**(27,232)**	**37,565**	**611,293**	**(256,906)**	**354,387**
Unrealized gains on derivatives:						
Unrealized gains on derivatives arising during period	**3,751**	**(1,573)**	**2,178**	**35,387**	**(14,840)**	**20,547**
Reclassification adjustments for gains realized in net income	**(2,424)**	**1,018**	**(1,406)**	**(22,868)**	**9,604**	**(13,264)**
	1,327	**(555)**	**772**	**12,519**	**(5,236)**	**7,283**
Other comprehensive income	**¥131,394**	**¥(57,224)**	**¥74,170**	**$1,239,566**	**$(539,849)**	**$699,717**

	Millions of Yen		
	2003		
	Before-Tax Amount	Tax Benefit	Net-of-Tax Amount
Foreign currency translation adjustments:			
Foreign currency translation adjustments arising during period	¥ (6,482)	¥ 316	¥ (6,166)
Reclassification adjustment for gains realized in net income	(200)	—	(200)
	(6,682)	316	(6,366)
Unrealized losses on securities:			
Unrealized losses on securities arising during period	(44,827)	18,825	(26,002)
Reclassification adjustment for losses realized in net income	24,827	(10,427)	14,400
	(20,000)	8,398	(11,602)
Minimum pension liability adjustment	(52,389)	22,003	(30,386)
Unrealized gains on derivatives:			
Unrealized gains on derivatives arising during period	1,043	(442)	601
Reclassification adjustments for gains realized in net income	(811)	341	(470)
	232	(101)	131
Other comprehensive loss	¥(78,839)	¥30,616	¥(48,223)

	Millions of Yen		
	2002		
	Before-Tax Amount	Tax Benefit	Net-of-Tax Amount
Foreign currency translation adjustments:			
Foreign currency translation adjustments arising during period	¥ 9,571	¥ (492)	¥ 9,079
Reclassification adjustment for losses realized in net income	15	—	15
	9,586	(492)	9,094
Unrealized losses on securities:			
Unrealized losses on securities arising during period	(62,084)	26,076	(36,008)
Reclassification adjustment for losses realized in net income	6,588	(2,767)	3,821
	(55,496)	23,309	(32,187)
Minimum pension liability adjustment	(18,399)	7,728	(10,671)
Unrealized losses on derivatives:			
Unrealized losses on derivatives arising during period	(2,673)	1,122	(1,551)
Reclassification adjustments for losses realized in net income	2,001	(840)	1,161
	(672)	282	(390)
Other comprehensive loss	¥(64,981)	¥30,827	¥(34,154)

The balances of each classification within accumulated other comprehensive income (loss) were as follows:

	Millions of Yen				
	Cumulative Translation Adjustments	Unrealized Gains (Losses) on Securities	Minimum Pension Liability Adjustment	Unrealized Gains (Losses) on Derivatives	Accumulated Other Comprehensive Income (Loss)
Balance, April 1, 2003	¥ (3,910)	¥ (2,869)	¥(41,057)	¥(259)	¥(48,095)
Current—period change	(7,535)	43,368	37,565	772	74,170
Balance, March 31, 2004	¥(11,445)	¥40,499	¥ (3,492)	¥ 513	¥ 26,075

	Thousands of U.S. Dollars				
	Cumulative Translation Adjustments	Unrealized Gains (Losses) on Securities	Minimum Pension Liability Adjustment	Unrealized Gains (Losses) on Derivatives	Accumulated Other Comprehensive Income (Loss)
Balance, April 1, 2003	$ (36,887)	$ (27,066)	$(387,330)	$(2,443)	$(453,726)
Current—period change	(71,085)	409,132	354,387	7,283	699,717
Balance, March 31, 2004	$(107,972)	$382,066	$ (32,943)	$ 4,840	$ 245,991

12. FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The Company also enters into agreements involving derivative instruments to manage its exposure to fluctuations in foreign exchange and interest rates.

Market Risk Management

Market Risk Exposures

The Company is subject to market rate risks due to fluctuation of foreign currency exchange rates, interest rates, and equity prices. Among these risks, the Company manages foreign currency exchange and interest rate risks by using derivative financial instruments in accordance with established policies and procedures. The Company does not use derivative financial instruments for trading purposes. The credit risks associated with these instruments are not considered to be significant since the counterparties are reliable major international financial institutions and the Company does not anticipate any such losses. The net cash requirements arising from the previously mentioned risk management activities are not expected to be material.

Foreign Currency Exchange Risks

The Company's foreign currency exposure relates primarily to its foreign currency denominated assets in its international operations and long-term debt denominated in foreign currencies. The Company entered into foreign exchange forward contracts and currency swaps designated to mitigate its exposure to foreign currency exchange risks.

The following table provides information regarding the Company's derivative financial instruments related to foreign currency exchange transactions as of March 31, 2004, which was translated into Japanese yen at the year-end currency exchange rate.

Foreign Exchange Forward Contracts and Currency Swaps

Maturities, Years Ending March 31		Millions of Yen 2005	Thousands of U.S. Dollars 2005
Sell U.S. Dollar, buy Yen	Receive	¥33,856	$319,396
	Pay	33,284	314,000
Sell Euro, buy Yen	Receive	6,661	62,840
	Pay	6,461	60,953
Sell Euro, buy U.S. Dollar	Receive	193	1,821
	Pay	201	1,896
Sell Sterling Pound, buy Yen	Receive	405	3,821
	Pay	386	3,642
Sell Sterling Pound, buy Euro	Receive	472	4,453
	Pay	466	4,396
Sell Yen, buy U.S. Dollar	Receive	62	585
	Pay	70	660

Interest Rate Risks

The Company is exposed to interest rate risks mainly inherent in its debt obligations with both fixed and variable rates. Debt obligations that are sensitive to interest rate changes are disclosed in Note 5. In order to hedge these risks, the Company uses interest rate swap contracts to change the characteristics of its fixed and variable rate exposures.

The following table provides information, by maturity date, about the Company's interest rate swap contracts. The table represents notional principal amounts and weighted average interest rates by expected maturity dates. Notional principal amounts are used to calculate the contractual payments to be exchanged under the contracts as of March 31, 2004, which are translated into Japanese yen at the year-end currency exchange rate.

Interest Rate Swap Contracts

	Weighted Average Rate		Notional Amount	
Maturities, Years Ending March 31,	Receive	Pay	Millions of Yen	Thousands of U.S. Dollars
2005	0.85%	1.67%	¥30,422	$287,000
2006	0.78	1.48	23,962	226,057
2007	0.22	0.73	9,044	85,321
2008	0.21	0.79	6,544	61,736
2009	0.19	0.81	4,500	42,453

Cash Flow Hedges

Changes in the fair value of foreign exchange contracts and interest rate swap agreements designated and qualifying as cash flow hedges are reported in other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (expense) in the same period as the hedged items affect earnings. For most forward exchange contracts, the amounts are reclassified when products related to hedged transactions are sold from overseas subsidiaries to customers. In the case of interest rate swaps, the amounts are reclassified when the related interest expense is recognized. Substantially all of the net losses on derivatives included in accumulated other comprehensive income at March 31, 2004 will be reclassified into earnings within the next 12 months.

Equity Price Risks

The Company's short-term and other investments are exposed to changes in equity price risks and consist entirely of available-for-sale securities. Fair value and other information for such equity securities is disclosed in Note 4.

Fair Value of Financial Instruments

The Company had the following financial instruments at March 31, 2004 and 2003:

	Millions of Yen				Thousands of U.S. Dollars	
	2004		2003		2004	
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:						
Finance receivables	**¥113,819**	**¥107,452**	¥ 89,280	¥ 87,408	**$1,073,764**	**$1,013,698**
Other investments	**148,482**	**148,482**	79,959	79,959	**1,400,773**	**1,400,773**
Financial liabilities:						
Long-term debt	**(176,913)**	**(176,384)**	(227,459)	(229,112)	**(1,668,991)**	**(1,664,000)**
Derivative financial instruments recorded as liabilities:						
Foreign exchange instruments	**1,006**	**1,006**	(145)	(145)	**9,491**	**9,491**
Interest rate swaps and other instruments	**(131)**	**(131)**	(283)	(283)	**(1,236)**	**(1,236)**

The fair values of finance receivables, other investments, and long-term debt are based on quoted market prices when available or discounted cash flows using the current interest rate on similar financing investments or borrowings. The fair value estimates of the financial instruments are not necessarily indicative of the amounts the Company might pay or receive from actual market transactions.

The carrying amounts of cash and cash equivalents, short-term investments, notes and accounts receivable and payable, and short-term borrowings approximate the fair value because of the short maturity of those instruments.

Concentration of Credit Risks

A certain level of group concentrations of the Company's business activities is found in the domestic farm equipment sales through the National Federation of Agricultural Cooperative Associations and affiliated dealers. The concentrated credit risk of the domestic farm equipment business consists principally of notes and accounts receivable and financial guarantees, for which the Company historically has not experienced any significant uncollectibility. Additionally, transactions associated with country risk are limited.

13. SUPPLEMENTAL EXPENSE INFORMATION

Amounts of certain costs and expenses for the years ended March 31, 2004, 2003, and 2002 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2003	2002	2004
Research and development expenses	**¥23,261**	¥26,405	¥30,186	**$219,443**
Advertising costs	**9,638**	9,534	10,464	**90,925**
Shipping and handling costs	**39,137**	37,725	36,858	**369,217**

Loss from disposal and impairment of business and fixed assets for the year ended March 31, 2004 includes a loss of ¥1,263 million ($11,915 thousand) resulting from the impairment of long-lived assets and a loss of ¥4,122 million ($38,887 thousand) resulting primarily from the disposal of certain fixed assets related to the roofing and siding materials business.

Loss from disposal and impairment of business and fixed assets for the year ended March 31, 2003 includes a loss of ¥16,792 million resulting from the impairment of long-lived assets, primarily the land and buildings of a golf course held and operated by the Company with a fair value of ¥730 million. As a result of the significant deterioration of the golf business, the Company evaluated the recoverability of related assets and recognized an impairment loss. The fair value of the golf course was determined by the expected cash flow approach.

Loss from disposal and impairment of businesses and fixed assets for the year ended March 31, 2002 includes a loss of ¥4,734 million resulting from write-down of long-lived assets to be disposed of, primarily land and rental property with a fair value of ¥2,120 million. Also included is a loss of ¥6,332 million mainly resulting from the disposal of the prefabricated housing business, and mergers and integration of farm machinery distributors, in connection with the Company's efforts to streamline operations. Certain of these actions have already been completed and others are expected to be completed within the next 12 months.

14. COMMITMENTS AND CONTINGENCIES

The Company accounts for guarantees in accordance with FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 addresses the disclosure to be made by a guarantor in its financial statements about its obligations under guarantees. FIN 45 also requires that a guarantor be required to recognize a liability at the inception of a guarantee.

At March 31, 2004, the Company was contingently liable for trade notes with maturities of principally one to three months discounted with banks in the amount of ¥2,746 million ($25,906 thousand), which are accounted for as sales when *discounted. The banks retain a right of recourse against the Company in the* event of nonpayment by customers, for which the Company's management believes that the recourse is remote from exercise. The Company is contingently liable as guarantor of the indebtedness of distributors, including affiliated companies, and customers for their borrowings from financial institutions. The Company is also contingently liable as guarantor of the housing loans of employees. The Company would have to perform under these guarantees in the events of default on a payment within the guarantee periods of 1 year to 10 years for distributors and customers and of 1 year to 20 years for employees with housing loans.

Maximum potential amounts of undiscounted future payments of these financial guarantees as of March 31, 2004 were as follows:

	Millions of Yen	Thousands of U.S. Dollars
Borrowings of distributors and customers	¥1,762	$16,623
Housing loans of employees	2,209	20,839
Total	¥3,971	$37,462

In the fiscal year ended March 31, 1999, the Fair Trade Commission of Japan (the "FTCJ") began an investigation of the Company for an alleged violation of the Anti-Monopoly Law (prohibition of private monopoly or unfair trade restraint) relating to participation in fixing the shares of ductile iron straight pipe orders in Japan. In March 1999, the Company received a cease and desist recommendation from the FTCJ, which was accepted by the Company in April 1999.

In connection with this investigation, on December 24, 1999, the Company received a surcharge order of ¥7,072 million from the FTCJ. The Company has challenged this order and filed a petition for the initiation of hearing procedures that were started in March 2000 and continued through the year ended March 31, 2004. Under Section 49 of the Anti-Monopoly Law, upon the initiation of the procedures, the surcharge order lost effect. In addition, Section 7-2 of the law stipulates that surcharges are imposed in cases where price cartels or cartels that influence prices by curtailing the volume of supply are carried out. The Company believes that the alleged share cartel does not meet the requirement of Section 7-2 and has not established any provision for the ultimate liability, if any, which may result from the settlement of this matter. An unfavorable outcome from this issue could materially affect the Company's results of operations or cash flows in a given year. The Company is not able to estimate the likelihood of such an unfavorable outcome on the amount of related losses, if any.

The Company leases certain office space and equipment and employee housing under cancelable and noncancelable lease agreements.

Future minimum lease payments required under capital and noncancelable operating leases that have initial or remaining lease term in excess of one year as of March 31, 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars	
Years ending March 31,	Capital Leases	Operating Leases	Capital Leases	Operating Leases
2005	¥2,221	¥ 392	$20,953	$3,698
2006	1,157	130	10,915	1,226
2007	516	67	4,868	632
2008	—	63	—	594
2009	—	62	—	585
2010 and thereafter	—	310	—	2,925
Total minimum lease payments	3,894	¥1,024	36,736	$9,660
Less: amounts representing interest	(104)		(981)	
Present value of net minimum capital lease payments	¥3,790		$35,755	

Capital lease obligations are included in current portion of long-term debt and long-term debt in the consolidated balance sheets. Rental expenses under operating leases for the years ended March 31, 2004, 2003, and 2002 were ¥8,553 million ($80,689 thousand), ¥8,182 million, and ¥9,220 million, respectively.

Commitments for capital expenditures outstanding at March 31, 2004 approximated ¥562 million ($5,302 thousand).

The Company issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The Company determines its reserve for product warranties based on an analysis of the historical data of costs to perform under product warranties.

The changes in the accrued product warranty cost for the years ended March 31, 2004 and 2003 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Balance at beginning of year	**¥1,748**	¥1,672	**$16,491**
Addition	**4,978**	2,786	**46,962**
Utilization	**(3,293)**	(2,676)	**(31,066)**
Other	**(1,224)**	(34)	**(11,547)**
Balance at end of year	**¥2,209**	¥1,748	**$20,840**

Accrued product warranty cost is included in other current liabilities in the consolidated balance sheets.

15. SALE OF ACCOUNTS RECEIVABLE

The Company sells trade and finance receivables to investors through independent revolving-period securitization trusts. As of March 31, 2004, the Company has agreements to sell up to ¥32,900 million ($310,377 thousand) of trade receivables and an unspecified amount of finance receivables, subject to the approval of the trusts.

The Company sold trade receivables, net of loss reserves of ¥1,056 million ($9,962 thousand), ¥1,048 million and ¥886 million at March 31, 2004, 2003, and 2002, respectively, totaling ¥69,218 million ($653,000 thousand), ¥37,746 million and ¥36,132 million during the years ended March 31, 2004, 2003, and 2002, respectively. The Company sold finance receivables net of loss reserves of ¥479 million ($4,519 thousand), ¥492 million and ¥687 million at March 31, 2004, 2003, and 2002, respectively, totaling ¥50,338 million ($474,887 thousand), ¥43,840 million and ¥42,879 million during the years ended March 31, 2004, 2003, and 2002, respectively.

The Company did not recognize any gains or losses from the sale of trade receivables for the years ended March 31, 2004, 2003, and 2002. The Company's sales of financial receivables resulted in a net gain of ¥902 million ($8,509 thousand), ¥752 million and ¥1,447 million during the years ended March 31, 2004, 2003, and 2002, respectively.

Under the terms of the agreements, new receivables are added to the pool as collections reduce previously sold accounts receivable. At the time the receivables are sold under these revolving-period securitizations, the balances are removed from the consolidated balance sheet of the Company. In determining the gain or loss for each qualifying sale of receivables, the investment in the sold receivables pool is allocated between the portion sold and the portion retained based on their relative fair values on the date of sale.

The Company retains a residual interest in sold receivables, which represents residual payments received in excess of payments due to the investor. Retained interests are recorded at fair value based on the net present value of future anticipated cash flows, which is calculated by analyzing yield, estimated credit losses, contractual servicing rates and the average life of the transferred receivables.

The Company's residual interest in trade and financial receivables at March 31, 2004 and 2003 was as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Residual interest in trade receivables	**¥23,080**	¥9,067	**$217,736**
Residual interest in finance receivables	**6,262**	3,825	**59,075**

The Company continues to service the receivables for a fee based on a percentage of the receivables transferred. The investors and the securitization trusts have no recourse to the Company's assets for failure of debtors to pay when due.

The following key economic assumptions were used in measuring the retained interest in receivables sold by the Company during the year ended March 31:

	2004	2003
Trade receivables:		
Weighted average life (months)	**6.5**	6.5
Expected credit losses	**4.1%**	4.0%
Finance receivables:		
Weighted-average life (months)	**49.6**	40.6
Expected credit losses	**0.1%**	0.2%
Discount rate	**10.2%**	8.0%

The following table summarizes certain cash flows received from securitization trusts for the year ended March 31:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2003	2002	**2004**
Trade receivables:				
Proceeds from revolving period sales	**¥10,908**	¥ 5,985	¥ 7,640	**$102,906**
Servicing fees received	**231**	189	182	**2,179**
Finance receivables:				
Proceeds from revolving period sales	**38,367**	33,389	28,382	**361,953**
Servicing fees received	**279**	387	289	**2,632**
Cash flows received on retained interests in securitizations	**662**	1,200	281	**6,245**

The Company has determined that a change of up to 20% in any of the above economic assumptions on trade receivables would not have a material impact on the consolidated financial statements of the Company. The following depicts the sensitivity of the fair value of retained interests in finance receivables at March 31, 2004 to adverse changes in the key economic assumptions used to measure fair value:

	Millions of Yen	Thousands of U.S. Dollars
Finance receivables:		
Fair value of retained interest	¥12,688	$118,578
Expected credit losses (annual rate)	0.20%	
Impact on fair value of 10% adverse change	(2)	(19)
Impact on fair value of 20% adverse change	(4)	(40)
Residual cash flows discount rate (annual rate)	10.25%	
Impact on fair value of 10% adverse change	(198)	(1,854)
Impact on fair value of 20% adverse change	(392)	(3,668)

Considerable judgment is required in interpreting market data to develop estimates of fair values, so the above estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. The effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities. In addition, the above-estimated amounts generated from the sensitivity analysis include estimates of market risk, which assume for analytical purposes that certain adverse market considerations may occur. Actual future market conditions may differ materially, and accordingly, the forward-looking estimates should not be considered to be projections by the Company of future events or losses.

16. SUBSEQUENT EVENT

On May 14, 2004, the Company's Board of Directors resolved to pay a cash dividend to shareholders of record on March 31, 2004 of ¥3 per common share (¥15 per 5 common shares) or a total of ¥4,022 million ($37,943 thousand). The resolution to pay the cash dividend is subject to shareholders' approval at the general meeting to be held on June 25, 2004.

Deloitte.

Deloitte Touche Tohmatsu
Osaka Kokusai Building
2-3-13, Azuchi-machi
Chuo-ku, Osaka 541-0052
Japan

Tel: +81-6-6261-1381
Fax: +81-6-6261-1238
www.deloitte.com/jp

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Kubota Corporation:

We have audited the accompanying consolidated balance sheets of Kubota Corporation and subsidiaries (the "Company") as of March 31, 2004 and 2003, and the related consolidated statements of income, comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2004, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Certain information required by Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information" has not been presented in the accompanying consolidated financial statements. In our opinion, presentation concerning operating segments and other information is required for a complete presentation of the Company's consolidated financial statements.

The Company has not accounted for a nonmonetary security exchange transaction, that occurred during the year ended March 31, 1997, in accordance with accounting principles generally accepted in the United States of America. In our opinion, the recognition of the nonmonetary exchange gain, and the related impact in subsequent periods, is required by accounting principles generally accepted in the United States of America. The Company has disclosed the effects of the departure and other relevant information in Note 1 to the consolidated financial statements.

In our opinion, except for the omission of segment and other information required by SFAS No. 131 and the effect of not properly recording a nonmonetary security exchange transaction, as discussed in the preceding paragraphs, such consolidated financial statements present fairly, in all material respects, the financial position of Kubota Corporation and subsidiaries as of March 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.



June 3, 2004

Member of
Deloitte Touche Tohmatsu

KUBOTA CORPORATION

Head Office
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone: (81)-6-6648-2111
Facsimile: (81)-6-6648-3862

Tokyo Office
1-3, Nihonbashi-Muromachi 3-chome,
Chuo-ku, Tokyo 103-8310, Japan
Phone: (81)-3-3245-3111
Facsimile: (81)-3-3245-3049

OVERSEAS OFFICES

Beijing Office
Room 1056,
New Century Office Tower,
No. 6 Southern Road,
Capital Gym., Beijing 100044,
People's Republic of China
Phone: (86)-10-6849-2277
Facsimile: (86)-10-6849-2280

OVERSEAS SUBSIDIARIES AND AFFILIATES

NORTH AMERICA

Kubota Tractor Corporation
3401 Del Amo Blvd.,
Torrance, California 90503, U.S.A.
Phone: (1)-310-370-3370
Facsimile: (1)-310-370-2370
URL: http://www.kubota.com

Kubota Credit Corporation, U.S.A.
3401 Del Amo Blvd.,
Torrance, California 90503, U.S.A.
Phone: (1)-310-370-3370
Facsimile: (1)-310-370-2370
URL: http://www.kubota.com/kccusa.cfm

Kubota Manufacturing of America Corporation
Gainesville Industrial Park North,
2715 Ramsey Road,
Gainesville, Georgia 30501, U.S.A.
Phone: (1)-770-532-0038
Facsimile: (1)-770-532-9057

Kubota Engine America Corporation
505 Schelter Road,
Lincolnshire, Illinois 60069, U.S.A.
Phone: (1)-847-955-2500
Facsimile: (1)-847-955-2501
URL: http://www.kubotaengine.com/

Auburn Consolidated Industries, Inc.
2100 South "J" Street,
(P.O. Box 350) Auburn,
Nebraska 68305-0350, U.S.A.
Phone: (1)-402-274-4911
Facsimile: (1)-402-274-5031

Kubota Finance (U.S.A.), Inc.
3401 Del Amo Blvd.,
Torrance, California 90503, U.S.A.
Phone: (1)-310-370-3370
Facsimile: (1)-310-370-2370

Kubota Canada Ltd.
5900 14th Avenue, Markham,
Ontario L3S 4K4, Canada
Phone: (1)-905-294-7477
Facsimile: (1)-905-294-6651
URL: http://www.kubota.ca/

Kubota Metal Corporation (Fahramet Division)
25 Commerce Road, Orillia,
Ontario L3V 6L6, Canada
Phone: (1)-705-325-2781
Facsimile: (1)-705-325-5887
URL: http://www.kubotametal.com/

OCEANIA

Kubota Tractor Australia Pty Ltd
100 Keilor Park Drive, Tullamarine,
Victoria 3043, Australia
Phone: (61)-3-9279-2000
Facsimile: (61)-3-9279-2030
URL: http://www.kubota.com.au/

EUROPE

Kubota Europe S.A.S.

19-25, Rue Jules Vercruysse,
Z.I., BP88 95101 Argenteuil,
Cedex, France
Phone: (33)-1-3426-3434
Facsimile: (33)-1-3426-3499

Kubota (Deutschland) GmbH

Senefelder Straße 3-5,
63110 Rodgau/Nieder-Roden,
Germany
Phone: (49)-6106-873-0
Facsimile: (49)-6106-873-198
URL: http://www.kubota.de/

Kubota Baumaschinen GmbH

Steinhauser Straße 100,
66482 Zweibrücken, Rheinlandpfalz,
Germany
Phone: (49)-6332-4870
Facsimile: (49)-6332-487-101

Kubota España S.A.

Ctra. del Barrio de la Fortuna s/n
Cuatro Vientos,
28044 Madrid, Spain
Phone: (34)-91-508-6442
Facsimile: (34)-91-508-0522

Kubota (U.K.) Limited

Dormer Road, Thame,
Oxfordshire OX9 3UN, U.K.
Phone: (44)-1844-214500
Facsimile: (44)-1844-261568
URL: http://www.kubota.co.uk/

Kubota Membrane Europe Ltd.

8 Hanover Street, London W1S 1YE, U.K.
Phone: (44)-(0) 20-7290-2730
Facsimile: (44)-(0) 20-7290-2733

ASIA

Shin Taiwan Agricultural Machinery Co., Ltd.

16, Fengping 2nd Road,
Taliao Shiang Kaohsiung,
Hsien 83107, Taiwan, R.O.C.
Phone: (886)-7-702-2333
Facsimile: (886)-7-702-2303

Kubota Agricultural Machinery (Suzhou) Co., Ltd.

No. 220, Xing Ming Street,
Suzhou Industrial Park,
Suzhou Municipality, Jiangsu,
People's Republic of China
Phone: (86)-512-6716-3122
Facsimile: (86)-512-6716-3344

KAMCO Co., Ltd.

3rd Floor, Bently Bldg., 106-2 Yangjae-Dong,
Seocho-ku, Seoul 137-130, Korea
Phone: (82)-2-2058-1028
Facsimile: (82)-2-2058-1029

Kubota Construction Machinery (Shanghai) Co., Ltd.

G Unit, 16th Floor, Pudong Development
Mansion,
588 Pudong South Road, Pudong New Area,
Shanghai 200120,
People's Republic of China
Phone: (021)-5879-4630/4631
Facsimile: (021)-5879-4632

The Siam Kubota Industry Co., Ltd.

101/19-24 Navanakorn,
Tambol Klongneung, Amphur
Klongluang, Pathumthani 12120,
Thailand
Phone: (66)-2-529-0363
Facsimile: (66)-2-529-0081

P.T. Kubota Indonesia

JL. Setyabudi 279,
Semarang, Indonesia
Phone: (62)-24-7472849
Facsimile: (62)-24-7472865

P.T. Metec Semarang

Tanjung Emas Export Processing
Zone, JL. Coaster No. 8 Block B,
12A-16 Semarang, Central Java,
Indonesia
Phone: (62)-24-3520435
Facsimile: (62)-24-3520432

Kubota Agro-Industrial Machinery Philippines, Inc.

155 Panay Avenue,
South Triangle Homes,
1103 Quezon City, Philippines
Phone: (63)-2-9201071
Facsimile: (63)-2-9241848

Sime Kubota Sdn. Bhd.

No. 3 Jalan Sepadu,
25/123 Taman Perindustrian Axis,
Seksyen 25, 40400 Shah Alam,
Selangor Darul Ehsan, Malaysia
Phone: (60)-3-5122-1288
Facsimile: (60)-3-5124-8798

Jiangsu Biaoxin Kubota Industrial Co., Ltd.

186 Lishiqiao South Avenue, Xin Qiao Town,
Jingjiang City, Jiangsu, 214536,
People's Republic of China
Phone: (86)-523-433-3999
Facsimile: (86)-523-433-3999

Directors and Corporate Auditors

President and Representative Director
Daisuke Hatakake

Executive Vice Presidents and Representative Directors
Tomomi Soh
Mikio Kinoshita

Executive Managing Directors
Akio Nishino
Yoshihiro Fujio
Moriya Hayashi

Managing Directors
Akira Seike
Tadahiko Urabe
Toshihiro Fukuda
Yasuo Masumoto

Directors
Junichi Maeda
Yoshiharu Nishiguchi
Eisaku Shinohara
Nobuo Izawa
Yoshihiko Tabata
Kazunobu Ueta
Takashi Shoji
Tokuji Ohgi
Morimitsu Katayama
Nobuyuki Toshikuni

Corporate Auditors
Masayoshi Fujita
Masamichi Nakahiro
Susumu Sumikura
Teisuke Sono
Yoshio Suekawa

Investor Information

Stock Listings
Domestic: Tokyo and Osaka
Overseas: New York and Frankfurt

Transfer Agent for Common Stock
The Chuo Mitsui Trust
and Banking Company, Limited
2-21, Kitahama 2-chome, Chuo-ku,
Osaka 541-0041, Japan

Depositary and Transfer Agent for ADRs
JPMorgan Chase Bank
270 Park Avenue, New York,
NY 10017-2070, U.S.A.

ADR Holder Contact
JPMorgan Service Center
P.O. Box 43013
Providence, RI 02940-3013
Phone: 781-575-5328
Facsimile: 781-575-4082

Investor Inquiries

Head Office
Finance & Accounting Dept.
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone: (81)-6-6648-2111
Facsimile: (81)-6-6648-3862

Tokyo Office
Tokyo Administration Dept.
1-3, Nihonbashi-Muromachi 3-chome,
Chuo-ku, Tokyo 103-8310, Japan
Phone: (81)-3-3245-3111
Facsimile: (81)-3-3245-3049

Financial information and environmental reports are available on Kubota's Web site: http://www.kubota.co.jp/

NYSE Corporate Governance Standards
The Company has made available on its Web site (http://www.kubota.co.jp/english/c-data/board.html) a general summary of the significant differences between its corporate governance practices and those followed by U.S. companies under New York Stock Exchange listing standards.

This annual report is printed on recycled paper.

Kubota Corporation
2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka 556-8601, Japan
Phone: (81)-6-6648-2111 Facsimile: (81)-6-6648-3862
http://www.kubota.co.jp/



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION



Date: July 12, 2004

By: ______________________

Name: Shigeru Kimura

Title: General Manager

Finance & Accounting Department